Exhibit 99.5
AGREEMENT AND PLAN OF MERGER
among
THE ORCHARD ENTERPRISES, INC.,
DIMENSIONAL ASSOCIATES, LLC
and
ORCHARD MERGER SUB, INC.
Dated as of March 15, 2010

TABLE OF CONTENTS

ARTICLE I DEFINITIONS		1

1.1	Certain Defined Terms	1
1.2	Index to Defined Terms	8
1.3	Construction; Absence of Presumption	9

ARTICLE II THE MERGER; CLOSING; EFFECTIVE TIME		10

2.1	The Merger	10
2.2	Closing	10
2.3	Effective Time	10

ARTICLE III CERTIFICATE OF INCORPORATION, BY-LAWS, OFFICERS AND DIRECTORS OF THE
	SURVIVING CORPORATION	11

3.1	Certificate of Incorporation	11
3.2	By-Laws	11
3.3	Directors	11

ARTICLE IV EFFECT OF THE MERGER ON CAPITAL STOCK; EXCHANGE OF CERTIFICATES		11

4.1	Effect on Capital Stock	11
4.2	Exchange of Certificates	12
4.3	Treatment of Company Awards and Other Securities	15
4.4	Adjustments to Prevent Dilution	16
4.5	Additional Consideration Right	16

ARTICLE V REPRESENTATIONS AND WARRANTIES OF THE COMPANY		17

5.1	Organization, Good Standing and Qualification; Subsidiaries	17
5.2	Capitalization	18
5.3	Corporate Authority and Approval; Fairness	19
5.4	No Violations	20
5.5	Consents and Approvals	21
5.6	Company SEC Documents	21
5.7	Financial Statements	21
5.8	Undisclosed Liabilities	22
5.9	Absence of Certain Changes or Events	22
5.10	Compliance with Applicable Law; Permits	23
5.11	Tax Matters	23
5.12	Company Contracts	25
5.13	Property	26
5.14	Intellectual Property	26
5.15	Litigation	28
5.16	Employee Benefit Plans	28
5.17	Labor and Employment	29
5.18	Brokers and Finders	29

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ARTICLE VI REPRESENTATIONS AND WARRANTIES OF DIMENSIONAL AND MERGER SUB		30

6.1	Organization, Good Standing and Qualification	30
6.2	Corporate Authority	30
6.3	No Violations	30
6.4	Consents and Approvals	31
6.5	Litigation	31
6.6	Financing	31
6.7	Capitalization of Merger Sub	31
6.8	Brokers	31
6.9	Solvency	31
6.10	Absence of Certain Agreements	32
6.11	No Other Company Representations or Warranties	32
6.12	Non-Reliance on Company Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans	33

ARTICLE VII COVENANTS		33

7.1	Interim Operations	33
7.2	Conduct of Business of the Company	33
7.3	Solicitation; Acquisition Proposals	37
7.4	Board Recommendations	39
7.5	Stockholders Meeting	40
7.6	Information Supplied	41
7.7	Filings; Other Actions; Notification	41
7.8	Publicity	43
7.9	Fees and Expenses	43
7.10	Indemnification; Directors’ and Officers’ Insurance	44
7.11	Other Actions by the Company	46
7.12	Dimensional’s Vote	46
7.13	Continuation of the Special Committee	47
7.14	Employee Matters	47

ARTICLE VIII CONDITIONS		48

8.1	Conditions to Each Party’s Obligation to Effect the Merger	48
8.2	Conditions to Obligations of Dimensional and Merger Sub	48
8.3	Conditions to Obligation of the Company	49

ARTICLE IX TERMINATION		49

9.1	Termination by Mutual Consent	49
9.2	Termination by Either Dimensional or the Company	49
9.3	Termination by the Company	50
9.4	Termination by Dimensional	50
9.5	Effect of Termination and Abandonment	51

ARTICLE X MISCELLANEOUS AND GENERAL		51

10.1	Survival	51
10.2	Modification or Amendment	51

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10.3	Waiver of Conditions	52
10.4	Counterparts	52
10.5	Governing Law and Venue; Waiver of Jury Trial; Specific Performance	52
10.6	Notices	53
10.7	Entire Agreement	54
10.8	No Third-Party Beneficiaries	54
10.9	Obligations of Dimensional and of the Company	55
10.10	Severability	55
10.11	Assignment	55

- iii -

AGREEMENT AND PLAN OF MERGER
     THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), is dated as of March 15, 2010, among The Orchard Enterprises, Inc., a Delaware corporation (the “Company”), Dimensional Associates, LLC, a New York limited liability company (“Dimensional”), and Orchard Merger Sub, Inc., a Delaware corporation (“Merger Sub”).
RECITALS
     WHEREAS, the managing member of Dimensional and the board of directors of Merger Sub have approved and declared advisable the merger of Merger Sub with and into the Company (the “Merger”) upon the terms and subject to the conditions set forth in this Agreement and have approved and declared advisable this Agreement;
     WHEREAS, the board of directors of the Company (the “Company Board”), upon the recommendation of a special committee of the Company Board consisting solely of independent directors not affiliated with Dimensional (the “Special Committee”), has (i) determined that the Merger and the other transactions contemplated hereby are fair to and in the best interests of the Company and its stockholders other than Dimensional and its Affiliates, (ii) approved and declared advisable the Merger, this Agreement and the transactions contemplated hereby, (iii) resolved to recommend to such stockholders their approval of the Merger and approval and adoption of this Agreement, and (iv) approved, for purposes of Section 203 of the DGCL, the transactions contemplated hereby; and
     WHEREAS, the Company, Dimensional and Merger Sub desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.
     NOW, THEREFORE, in consideration of the premises, and of the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:
ARTICLE I
DEFINITIONS
      1.1 Certain Defined Terms. For purposes of this Agreement, unless the context requires otherwise, the following terms shall have the following meanings:
     “Acquisition Proposal” shall mean any offer, proposal or any third party indication of interest or intent relating to any transaction or series of related transactions involving: (i) any purchase or acquisition by any Person or “group” (as defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of more than a 20% interest in the total outstanding voting securities of the Company or any tender offer or exchange offer that, if consummated, would result in any Person or group beneficially owning 20% or more of the total outstanding voting securities of the Company, (ii) any sale, lease (other than in the Ordinary Course of Business), exchange, transfer, license (other than in the Ordinary Course of Business), acquisition or disposition of more than 20% of the assets (measured by either fair market value of such assets or by revenue attributable to such assets) of the Company and its Subsidiaries, taken as a whole, (iii) any merger, consolidation, business combination or similar transaction involving the

1

Company or any of its Subsidiaries that, if consummated, would result in a Person or group beneficially owning 20% or more of the total outstanding voting securities of the Company or the transfer, acquisition or disposition of more than 20% of the assets (measured by either fair market value of such assets or by revenue attributable to such assets) of the Company and its Subsidiaries, taken as a whole, or (iv) any combination of the foregoing, in each case other than the transactions contemplated by this Agreement, which transactions shall not be deemed an Acquisition Proposal.
     “Affiliate” when used with respect to any party shall mean any Person who is an “affiliate” of that party within the meaning of Rule 405 promulgated under the Securities Act; provided, however, that for purposes of this Agreement, the Company shall not be deemed to be an Affiliate of Dimensional (or any of its Affiliates), and Dimensional and its Affiliates shall not be deemed to be Affiliates of the Company.
     “Aggregate Merger Consideration” means the aggregate Per Share Merger Consideration required to be paid under the terms of this Agreement, including for Shares subject to Company Awards.
     “Average Closing Price” means the average closing price of the Company Common Stock as listed on Nasdaq (or such other trading market on which the Company Common Stock is then listed or quoted) for the twenty (20) Trading Days immediately preceding the Closing Date.
     “Bankruptcy and Equity Exception” means bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).
     “Business Day” means any day ending at 11:59 P.M. (eastern time) other than a Saturday or Sunday or a day on which banks are required or authorized to close in the City of New York.
     “Charter Amendment” means an amendment to the Certificate of Designation for the Preferred Stock in substantially the form attached as Exhibit A.
     “Closing Date Deemed Enterprise Value” means the enterprise value of the Company immediately prior to the Effective Time calculated as the sum dollar value of all of the following:
          (A) the aggregate dollar amount equal to the product of (i) the number of shares of Company Common Stock issued and outstanding immediately prior to the Effective Time, and (ii) the Per Share Merger Consideration;
          (B) the aggregate dollar amount equal to the sum total of all amounts paid to holders of Company Options and/or Stock Appreciation Rights pursuant to Sections 4.3(a) or 4.3(c), other than amounts paid in respect of Additional Consideration;
          (C) the aggregate dollar amount equal to the liquidation preference that would be payable by the Company in respect of the Series A Preferred Stock upon a liquidation event, as determined in accordance with the terms thereof, immediately prior to the Effective Time; and

          (D) the aggregate dollar amount equal to the product of (i) the amount determined pursuant to clause (C) above, and (ii) the Merger Consideration Premium.
     “Code” means the Internal Revenue Code of 1986, as amended.
     “Company Award” means any Company Option, Restricted Share, or Stock Appreciation Right.
     “Company Material Adverse Change” means any fact, circumstance, change, occurrence or effect that, individually or in the aggregate with all other facts, circumstances, changes, occurrences or effects, is or would reasonably be expected to be materially adverse to the condition (financial or otherwise), assets, liabilities, business or results of operations of the Company and its Subsidiaries, taken as a whole; provided, however, that any fact, circumstance, change, occurrence or effect to the extent resulting from any of the following, in and of itself or themselves, shall not constitute, and shall not be taken into account in determining whether a Company Material Adverse Change has occurred or may occur:
          (A) any fact, circumstance, change, occurrence or effect generally affecting (i) any industry in which the Company and its Subsidiaries operate or in which the products or services of the Company and its Subsidiaries are used or distributed or (ii) the economy, credit or financial or capital markets in the United States or elsewhere in the world, including changes in interest or exchange rates;
          (B) any fact, circumstance, change, occurrence or effect resulting from the public disclosure or performance of this Agreement, any action taken by the Company, Dimensional or Merger Sub pursuant to and in accordance with this Agreement or any action or omission of the Company or its Subsidiaries taken with the prior consent of Dimensional, or the consummation of the transactions contemplated by this Agreement, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners, employees or regulators, or any litigation arising from allegations of breach of fiduciary duty or violation of Law relating to this Agreement or the transactions contemplated by this Agreement;
          (C) any change in the market price or trading volume of securities of the Company;
          (D) a material worsening of current conditions caused by an act of terrorism or war (whether or not declared) occurring after the date of this Agreement, or any material escalation or worsening of any such acts of terrorism or war (whether or not declared); or
          (E) any changes, events, occurrences or effects, arising out of, resulting from or attributable to (i) the adoption, implementation, repeal, modification, interpretation or change of Law, in applicable regulations of any Governmental Entity, in generally accepted accounting principles or in accounting standards, or (ii) any changes in general legal, regulatory or political conditions, or, in the case of (i) or (ii), the intention to do any of the foregoing that is publicly announced by any Governmental Entity;

provided further that, with respect to clauses (A), (D) and (E), if such fact, circumstance, change, occurrence or effect results in the termination of the Company’s business relationship with either (i) iTunes, or (ii) any of the Company’s 2009 top five digital revenue generating content providers, such fact, circumstance, change, occurrence or effect shall be deemed to constitute a Company Material Adverse Change for all purposes hereunder.
     “Company Requisite Vote” means (i) the affirmative vote of holders holding at least a majority of the outstanding capital stock of the Company entitled to vote (A) approving and adopting this Agreement and approving the Merger and (B) approving the Charter Amendment, (ii) the affirmative vote of holders holding at least a majority of the outstanding shares of Series A Preferred Stock approving the Charter Amendment, and (iii) the Minority Approval Vote, in each case, at a stockholders’ meeting duly called and held for such purpose.
     “Company Stock Plan” means the Amended and Restated Orchard Enterprises, Inc. 2008 Stock Plan.
     “Confidentiality Agreement” means that certain letter agreement, dated as of November 7, 2009, between Dimensional and the Company.
     “Contract” means any written or oral (i) contract, agreement, indenture, deed of trust, license, note, bond, mortgage, lease, or guarantee, or (ii) binding commitment, undertaking, purchase order, memorandum of understanding, memorandum of agreement or arrangement.
     “Deemed Enterprise Value” means the enterprise value of the Company implied by the total consideration paid and to be paid (which shall be deemed to include amounts paid or to be paid into escrow) directly or indirectly, regardless of how allocated or the form of consideration, to Dimensional, the Company or their Affiliates in connection with a Resale Transaction. In determining the Deemed Enterprise Value, the total consideration paid in the Resale Transaction shall include: (i) cash; (ii) notes, debt or equity securities and other property; (iii) the total amount of indebtedness for borrowed money or similar non-trade liabilities or obligations (including pension liabilities, guarantees, capitalized leases, and the like) of the Company repaid, retired, extinguished, or assumed in connection with, or which otherwise remain outstanding as of the closing of the Resale Transaction; (iv) payments to be made in installments; (v) deferred and/or contingent payments (whether or not related to future earnings or operations); (vi) any assets of the Company which are paid in the form of dividends, capital distributions, partial or total liquidating distributions or otherwise to its securityholders; and (vii) any other form of consideration to be paid such as amounts over normal salaries, payments for non-competition agreements, confidentiality agreements, consulting agreements, license agreements and above market rentals.
     “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.
     “ERISA Affiliate” means any Person that, together with the Company, is treated as a single-employer within the meaning of Section 414(b), (c), (m) or (o) of the Code.
     “Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

     “GAAP” means United States generally accepted accounting principles consistently applied.
     “Governmental Entity” means any domestic or foreign governmental or regulatory authority, agency, commission, body, court or other legislative, executive or judicial governmental entity or self-regulatory organization.
     “Intellectual Property” means trademarks, service marks, brand names, company names, domain names, certification marks, trade dress and other indications of origin, affiliation or approval, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; inventions, discoveries, improvements and ideas, whether patentable or not, in any jurisdiction; patents and applications for patents (including reissues, divisions, continuations, continuations in part, extensions and renewals thereof), in any jurisdiction; nonpublic information, trade secrets and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any Person; literary works, musical works, sound recordings, audio-visual works and other work, whether copyrightable or not, in any jurisdiction; copyrights, rights of droit morale and of attribution and integrity and registrations or applications for registration of copyrights in any jurisdiction, and any renewals, extensions or restorations thereof; publicity and privacy rights; and any similar intellectual property or proprietary rights.
     “IRS” means the Internal Revenue Service.
     “Knowledge of the Company” means the actual knowledge of Brad Navin, Nathan Fong, Alexis Shapiro, Jason Pascal or Jeff Nimerofsky.
     “Law” means any federal, state, local, provincial or foreign law, statute, ordinance, rule or regulation, or any judgment, order, writ, injunction, stipulation or decree of any Governmental Entity.
     “License” means any Contract or other arrangement pursuant to which the Company or any of its Subsidiaries has been granted, or otherwise receives, any right to use, exercise or practice any right under any Intellectual Property or pursuant to which the Company or any of its Subsidiaries has granted, or otherwise conveyed, to any other Person any right to use, exercise or practice any right under any Intellectual Property.
     “Lien” means, with respect to any property or asset, any lien, mortgage, charge, pledge, security interest, claim or other encumbrance.
     “Merger Consideration Premium” means the percentage determined by (i) subtracting (A) the Average Closing Price from (B) the Per Share Merger Consideration, and then (ii) dividing the resulting difference by the Average Closing Price, and then (iii) multiplying the resulting quotient by 100; provided that, in the event the foregoing calculation results in a percentage less than zero, the Merger Consideration Premium shall be zero.

     “Merger Sub Stock” means the shares of common stock, par value $0.01 per share, of Merger Sub.
     “Minority Approval Vote” means the affirmative vote of holders holding a majority of the outstanding capital stock of the Company entitled to vote thereon, other than capital stock of the Company held by Dimensional or its Affiliates, approving and adopting this Agreement and approving the Merger at a stockholders’ meeting duly called and held for such purpose.
     “Nasdaq” means The NASDAQ Global Market.
     “Ordinary Course of Business” means the ordinary course of business consistent with past custom and practice.
     “Permit” means any grant, easement, permit, license, certification or certificate, approval, registration, consent, authorization, franchise, variance, exemption or order issued or granted by a Governmental Entity.
     “Permitted Liens” means, with respect to any property or asset, (i) mechanic’s, materialmen’s, workmen’s, repairmen’s and similar Liens, (ii) Liens for Taxes not yet due and payable or for Taxes being contested in good faith through appropriate proceedings, and for which adequate accruals or reserves have been established, (iii) purchase money Liens and Liens securing rental payments under capital lease arrangements, (iv) pledges or deposits under workers’ compensation legislation, unemployment insurance Laws or similar Laws, (v) good faith deposits in connection with bids or Contracts, including rent security deposits, and (vi) pledges or deposits to secure public or statutory obligations or appeal bonds.
     “Person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature.
     “Representatives” means a Person’s officers, managing members, managers or directors, as applicable, employees, investment bankers, attorneys, accountants and other advisors or representatives.
     “Resale Profit” means the amount by which the Deemed Enterprise Value exceeds the Closing Date Deemed Enterprise Value.
     “SEC” means the Securities and Exchange Commission.
     “Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder.
     “Stock Appreciation Rights” means those certain contractual rights to receive certain payments in connection with the appreciation of the fair market value of shares of Company Common Stock, whether such rights are released or unreleased, that were issued pursuant to the Company Stock Plan.

     “Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the board of directors or other persons performing similar functions is directly or indirectly owned or controlled by such Person and/or by one or more of its Subsidiaries, provided, that in no event shall Merger Sub be considered a “Subsidiary” of the Company for purposes of this Agreement.
     “Superior Proposal” with respect to the Company, shall mean a bona fide written offer made by a third party to acquire, directly or indirectly, pursuant to a tender offer, exchange offer, merger, consolidation or other business combination, (i) all or substantially all of the assets of the Company (measured by either fair market value of such assets or by revenue attributable to such assets) or (ii) all of the outstanding capital stock of the Company (including the Shares and the Series A Preferred Stock), in either case on terms that the Special Committee has reasonably concluded in good faith (following the receipt of advice of its outside legal counsel and its financial advisor, and taking into account, among other things, legal, financial, regulatory and other aspects of such offer and the Person making such offer, including any proposed break-up fees, expense reimbursement provisions and proposed conditions to consummation, as well as any counter-offer or counter-proposal made by Dimensional) to be more favorable, from a financial point of view, to the Company’s stockholders (other than Dimensional and its Affiliates) than the terms of the Merger, which is reasonably capable of being consummated on the terms proposed as determined by the Special Committee.
     “Tax” or “Taxes” means all U.S. federal, state, local, or foreign taxes, including income (whether net or gross), excise, franchise, real- or personal-property, sales, transfer, gains, gross-receipts, occupation, privilege, payroll, wage, unemployment, workers’ compensation, social security, use, value-added, capital, license, severance, stamp, capital-stock, profits, withholding, disability, registration, customs, duties, employment, alternative- or add-on-minimum, estimated or other tax of any kind whatsoever (whether disputed or not) imposed by any Governmental Entity with respect to the Company or any of its Subsidiaries or with respect to any member of a consolidated, affiliated, combined or unitary group in which the Company or any of its Subsidiaries is or has been a member, including any related charges, fees, interest, penalties, additions to tax or other assessments (including as a result of any obligation arising out of an agreement to indemnify any other person).
     “Tax Returns” means all U.S. federal, state, local and foreign reports, returns, declarations, information statements, forms or other information (including schedules or exhibits thereto or any amendments thereof) filed or required to be filed with any Governmental Entity in connection with Taxes.
     “Trading Day” means any day on which the Company Common Stock is traded on Nasdaq or such other trading market on which the Company Common Stock is then listed or quoted.
     “Warrants” means the warrants to purchase shares of Company Common Stock, whether exercisable in full, in part or unexercisable, that are outstanding as of the Effective Time.

     1.2 Index to Defined Terms. Each of the following terms is defined on the page of this Agreement set forth opposite such term:

Defined Term	Section

Additional Consideration	4.5	(a)
Additional Consideration Shares	4.5(b)	(v)
Adverse Condition	7.7	(b)
Agreement	Preamble
Base Per Share Adjustment	4.5(b)	(i)
Board Recommendation	7.4	(a)
Board Recommendation Change	7.4	(b)
Book-Entry Shares	4.1(b)(ii)
By-Laws	3.2
Certificate	4.1(b)(ii)
Certificate of Merger	2.3
Channel Outlet	5.14	(b)
Charter	3.1
Closing	2.2
Closing Date	2.2
Company	Preamble
Company Board	Recitals
Company Charter Documents	5.1	(c)
Company Common Stock	4.1	(a)
Company Contract	5.12	(a)
Company Disclosure Letter	Article V
Company Employee	5.16	(a)
Company Option	4.3	(a)
Company Plans	5.16	(a)
Company SEC Documents	5.6	(a)
Company Securities	5.2	(b)
Content	5.14	(b)
Costs	7.10	(a)
Covered Company Employees	7.14
Dimensional	Preamble
D&O Insurance	7.10	(b)
DGCL	2.1
Dissenting Stockholders	4.1	(a)
Effective Time	2.3
Exchange Fund	4.2	(a)
Excluded Shares	4.1	(a)
Expenses	7.9	(b)
Fairness Opinion	5.3	(b)
Financial Advisor	5.3	(b)
Indemnified Parties	7.10	(a)
Latest Balance Sheet	5.8
Leased Real Property	5.13	(b)

Defined Term	Section

Merger	Recitals
Merger Sub	Preamble
Multiemployer Plan	5.16	(b)
No-Shop Period Start Date	7.3	(a)
Option Shares	4.5(b)(iii)
Order	8.1	(b)
Paying Agent	4.2	(a)
Per Share Additional Consideration	4.5	(b)
Per Share Merger Consideration	4.1	(a)
Post-Closing Plans	7.14
Preferred Stock	5.2	(a)
Proxy Statement	7.6
Raw Adjustment	4.5(b)(ii)
Real Property Lease	5.13	(b)
Resale Transaction	4.5	(a)
Restricted Share	4.3	(b)
SAR Shares	4.5(b)(iv)
Schedule 13E-3	7.6
Series A Preferred Stock	4.1(b)(vii)
Share	4.1	(a)
Solvent	6.9
SOX	5.6	(a)
Special Committee	Recitals
Stockholders Meeting	7.5
Surviving Corporation	2.1
Tail Policies	7.10	(b)
Termination Date	9.2
     1.3 Construction; Absence of Presumption.
     (a) For the purposes of this Agreement, (i) words (including capitalized terms defined herein) in the singular shall be held to include the plural and vice versa, and words (including capitalized terms defined herein) of one gender shall be held to include the other gender as the context requires; (ii) the terms “hereof,” “herein” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement; (iii) Article and Section references are to the Articles and Sections to this Agreement, unless otherwise specified; (iv) the word “including” and words of similar import when used in this Agreement shall mean “including, without limitation”; (v) all references to any period of days shall be deemed to be to the relevant number of calendar days unless otherwise specified; and (vi) all references herein to “$” or dollars shall refer to United States dollars.
     (b) The table of contents and headings herein are for convenience of reference only, do not constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

     (c) When a reference is made in the Schedules of the Company Disclosure Letter to Articles, Sections or sub-Sections, such reference shall be to the corresponding Article, Section or sub-Section of this Agreement, unless otherwise indicated; provided, however, that any information set forth in one section of the Schedules of the Company Disclosure Letter will be deemed to apply as a disclosure under each other section or subsection of this Agreement, so long as its relevance is reasonably apparent or the Company has cross-referenced the information. The Company Disclosure Letter and the information and disclosures contained in the Company Disclosure Letter are intended only to respond to, qualify or limit the representations, warranties and covenants of the Company contained in this Agreement and shall not be deemed to expand in any way the scope or effect of any such representation, warranty or covenant. The inclusion of any item in any section of the Company Disclosure Letter (i) does not represent a determination by the Company that such item is “material” or constitutes a Company Material Adverse Change, (ii) does not represent a determination by the Company that such item did not arise in the Ordinary Course of Business and (iii) does not constitute an admission to any third party of any liability or obligation to any third party.
     (d) The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.
ARTICLE II
THE MERGER; CLOSING; EFFECTIVE TIME
     2.1 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease. The Company shall be the surviving corporation in the Merger (sometimes hereinafter referred to as the “Surviving Corporation”), and the separate corporate existence of the Company, with all its rights, privileges, immunities, powers and franchises, shall continue unaffected by the Merger. The Merger shall have the effects specified in the Delaware General Corporation Law (the “DGCL”).
     2.2 Closing. Unless otherwise mutually agreed in writing by the Company (at the direction of the Special Committee) and Dimensional, the closing of the Merger (the “Closing”) shall take place at the offices of Sonnenschein Nath & Rosenthal LLP, 1221 Avenue of the Americas, New York, New York, at 9:00 A.M. local time on the first Business Day (the “Closing Date”) following the day on which the last to be satisfied or waived of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) shall be satisfied or waived in accordance with this Agreement, or at such other time and place as the parties may agree in writing.
     2.3 Effective Time. As soon as practicable following the Closing, the Company (at the direction of the Special Committee) and Dimensional will cause a Certificate of Merger (the “Certificate of Merger”) to be executed, acknowledged and filed with the Secretary of State of the State of Delaware as provided in Section 251 of the DGCL. The Merger shall become effective at the time when the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such later time as may be agreed upon by the parties in writing, as is permissible under the DGCL and as specified in the Certificate of Merger (the “Effective Time”).
ARTICLE III
CERTIFICATE OF INCORPORATION, BY-LAWS, OFFICERS AND
DIRECTORS OF THE SURVIVING CORPORATION
     3.1 Certificate of Incorporation. The certificate of incorporation of the Company as in effect immediately prior to the Effective Time shall be amended and restated as set forth on Exhibit B attached hereto and, as amended and restated, shall from and after the Effective Time, be the certificate of incorporation of the Surviving Corporation (the “Charter”), until thereafter duly amended as provided therein or by applicable Law, subject to Section 7.10.
     3.2 By-Laws. The by-laws of the Company in effect immediately prior to the Effective Time shall, from and after the Effective Time, be the by-laws of the Surviving Corporation (the “By-Laws”), until thereafter duly amended as provided therein or by applicable Law, subject to Section 7.10.
     3.3 Directors. The board of directors of Merger Sub at the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Charter and the By-Laws.
ARTICLE IV
EFFECT OF THE MERGER ON CAPITAL STOCK; EXCHANGE OF CERTIFICATES
     4.1 Effect on Capital Stock. On the terms and subject to the conditions set forth in this Agreement:
     (a) Merger Consideration. At the Effective Time, as a result of the Merger and without any action on the part of the holders of any capital stock of the Company, each share of the common stock, par value $0.01 per share, of the Company (a “Share”, or the “Company Common Stock”) issued and outstanding immediately prior to the Effective Time, other than the Excluded Shares (as defined below), shall be converted into the right to receive (1) $2.05 in cash (the “Per Share Merger Consideration”), subject to adjustment pursuant to Section 4.4, and (2) the Per Share Additional Consideration, if any, pursuant to Section 4.5. “Excluded Shares” means (i) Shares owned by Dimensional and any of its Affiliates, (ii) Shares owned by Merger Sub, or by the Company (including Shares held in the Treasury of the Company) or any of its wholly owned Subsidiaries, (iii) Shares or other rights subject to Company Awards, and (iv) Shares that are owned by stockholders who have perfected and not withdrawn a demand for, or lost their right to, appraisal rights pursuant to Section 262 of the DGCL with respect to such Shares (“Dissenting Stockholders”).
     (b) Cancellation of Shares; Dimensional-Owned Stock to Remain Outstanding. At the Effective Time:

          (i) all of the Shares (other than Excluded Shares referred to in clause (i) of Section 4.1(a)), as a result of the Merger and without any action on the part of the holder thereof, shall cease to be outstanding, shall be cancelled and shall cease to exist;
          (ii) each certificate that immediately prior to the Effective Time represented any Shares (a “Certificate”) and any Shares that are book-entry shares that immediately prior to the Effective Time represented shares (“Book-Entry Shares”) (in each case, other than any of the Excluded Shares) shall thereafter represent only the right to receive the Per Share Merger Consideration and the Per Share Additional Consideration, if any, without interest;
          (iii) each Certificate or Book-Entry Shares that immediately prior to the Effective Time represented Shares owned by Dissenting Stockholders shall thereafter represent only the right to receive the payment to which reference is made in Section 4.2(f);
          (iv) each Excluded Share referred to in clause (ii) of the definition of “Excluded Shares” in Section 4.1(a), as a result of the Merger and without any action on the part of the holder thereof, shall cease to be outstanding, shall be cancelled without payment of any consideration therefor and shall cease to exist;
          (v) each Excluded Share referred to in clause (iii) of the definition of “Excluded Shares” in Section 4.1(a) shall be afforded the treatment provided in Section 4.3;
          (vi) each Excluded Share referred to in clause (i) of the definition of “Excluded Shares” in Section 4.1(a) shall remain outstanding without change; and
          (vii) each share of the Company’s Series A Convertible Preferred Stock, par value $.01 per share (the “Series A Preferred Stock”) that is issued and outstanding immediately prior to the Effective Time shall remain outstanding without change.
     (c) Merger Sub Stock. At the Effective Time, each share of Merger Sub Stock issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, automatically be converted into one (1) share of common stock of the Surviving Corporation.
     4.2 Exchange of Certificates.
     (a) Paying Agent. At the Effective Time, (i) Dimensional shall deposit or cause to be deposited, with a paying agent selected by Dimensional with the Special Committee’s prior approval (such approval not to be unreasonably withheld, conditioned or delayed) (the “Paying Agent”), for the benefit (from and after the Effective Time) of the holders of Certificates and Book-Entry Shares (other than with respect to Excluded Shares), cash in immediately available funds in an amount equal to the Aggregate Merger Consideration required to be paid pursuant to Section 4.1(a) (the amount so deposited with the Paying Agent is referred to as the “Exchange Fund”). The Paying Agent shall invest the Exchange Fund as directed by Dimensional; provided that such investments shall be in obligations of or guaranteed by the United States of America, in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion. Any interest and other income resulting from such investment shall become a part of the Exchange Fund, and any amounts in excess of the amounts payable under Section 4.1(a) shall be promptly returned to the Surviving Corporation; provided that no such investment or loss thereon shall reduce the amounts payable to holders of Shares pursuant to this Article IV.
     (b) Exchange Procedures. Immediately after the Effective Time (and in any event within two Business Days thereafter), Dimensional or the Surviving Corporation shall cause the Paying Agent to mail to each holder of record of a Certificate or of Book-Entry Shares (other than in respect of Excluded Shares) (i) a letter of transmittal in customary form specifying that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu thereof as provided in Section 4.2(e)) to the Paying Agent, or, in the case of Book-Entry Shares, upon adherence to the procedures set forth in the letter of transmittal, such letter of transmittal to be in such form and have such other provisions as Dimensional and the Company shall reasonably agree, (ii) instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu thereof as provided in Section 4.2(e)) or Book-Entry Shares in exchange for the Per Share Merger Consideration and (iii) information about such holder’s right to receive, and the circumstances under which such holder may receive, the Per Share Additional Consideration, if any. Upon surrender of a Certificate (or affidavit of loss in lieu thereof as provided in Section 4.2(e)) or Book-Entry Shares to the Paying Agent in accordance with the terms of such letter of transmittal, together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Paying Agent, the holder of such Certificate or Book-Entry Shares shall be entitled to receive in exchange therefor a cash amount in immediately available funds (after giving effect to any required tax withholdings as provided in Section 4.2(g)) equal to (x) the number of Shares represented by such Certificate (or affidavit of loss in lieu thereof as provided in Section 4.2(e)) or Book-Entry Shares, as applicable, multiplied by (y) the Per Share Merger Consideration, and the Certificate or Book-Entry Shares so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates or Book-Entry Shares. In the event of a transfer of ownership of Shares that is not registered in the transfer records of the Company, a check for any cash to be exchanged upon due surrender of the Certificate may be issued to such transferee if the Certificate formerly representing such Shares is presented to the Paying Agent, accompanied by all documents reasonably required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid or are not applicable.
     (c) No Further Ownership Rights in Company Common Stock. The Aggregate Merger Consideration paid upon the surrender of Certificates (or affidavits of loss in lieu thereof as provided in Section 4.2(e)) or Book-Entry Shares in accordance with the terms of this Article IV shall be deemed to have been paid in full satisfaction of all rights pertaining to the Shares formerly represented by such Certificates or Book-Entry Shares. From and after the Effective Time, there shall be no transfers on the stock transfer books of the Company of the Shares that were outstanding immediately prior to the Effective Time, except for Shares owned by Dimensional or any direct or indirect wholly owned Subsidiary of Dimensional. If, after the Effective Time, any Certificate or Book-Entry Share is presented to the Surviving Corporation, Dimensional or the Paying Agent for transfer, except for Shares owned by Dimensional or any direct or indirect wholly owned Subsidiary of Dimensional, and subject to the terms of Sections 4.2(b) and 4.2(f), shall be cancelled against delivery of the Per Share Merger Consideration pursuant to Section 4.2(f).
     (d) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof and any amount of Additional Consideration deposited pursuant to Section 4.5) that remains unclaimed by the stockholders of the Company for one year after the Effective Time shall be delivered to the Surviving Corporation. Any holder of Shares (other than Excluded Shares) who has not theretofore complied with this Article IV shall thereafter look only to the Surviving Corporation for payment of the Per Share Merger Consideration and the Per Share Additional Consideration, if any, (after giving effect to any required tax withholdings as provided in Section 4.2(g)) upon due surrender of its Certificates (or affidavits of loss in lieu thereof) or Book-Entry Shares, without any interest thereon. Notwithstanding the foregoing, none of the Surviving Corporation, Dimensional, the Paying Agent or any other Person shall be liable to any former holder of Shares for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws.
     (e) Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Dimensional or the Surviving Corporation, the posting by such Person of a bond in customary amount and upon such terms as may be reasonably required by Dimensional or the Surviving Corporation as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Paying Agent will deliver in exchange for such lost, stolen or destroyed Certificate the Per Share Merger Consideration pursuant to Section 4.2(f).
     (f) Appraisal Rights. No Person who has perfected a demand for appraisal rights pursuant to Section 262 of the DGCL shall be entitled to receive the Per Share Merger Consideration or the Per Share Additional Consideration, if any, with respect to the Shares owned by such Person unless and until such Person shall have effectively withdrawn or lost such Person’s right to appraisal under the DGCL. Each Dissenting Stockholder shall be entitled to receive only the payment provided by Section 262 of the DGCL with respect to Shares owned by such Dissenting Stockholder. The Company shall give Dimensional the opportunity to direct all negotiations and proceedings with respect to demand for appraisal under the DGCL. The Company shall not, except with the prior written consent of Dimensional, voluntarily make any payment with respect to any demands for appraisal, offer to settle or settle any such demands or approve any withdrawal of any such demands.
     (g) Withholding Rights. Each of Dimensional and the Surviving Corporation shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Shares such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, or any other applicable state, local or foreign Tax Law. To the extent that amounts are so withheld by the Surviving Corporation or Dimensional, as the case may be, such withheld amounts (i) shall be remitted by Dimensional or the Surviving Corporation, as applicable, to the applicable Governmental Entity, and (ii) shall be treated for all purposes of this Agreement as having been paid to the holder of Shares in respect of which such deduction and withholding was made by the Surviving Corporation or Dimensional, as the case may be.
     4.3 Treatment of Company Awards and Other Securities.
     (a) In accordance with the terms of the Company Stock Plan, the Company shall provide that, immediately prior to the Effective Time, each option to purchase Shares (a “Company Option”) granted under the Company Stock Plan that, in each case, is outstanding and unexercised as of the Effective Time (whether vested or unvested) shall be cancelled, and the holder thereof shall be entitled to receive (i) at the Effective Time from the Company, or as soon as practicable thereafter from the Surviving Corporation, in consideration for such cancellation, an amount in cash equal to the product of (A) the number of Shares previously subject to such Company Option, and (B) the excess, if any, of the Per Share Merger Consideration over the exercise price per share previously subject to such Company Option, less any required withholding taxes, and (ii) in the event of a Resale Transaction, as soon as practicable following receipt by the Paying Agent of the Additional Consideration, an amount in cash equal to the product of (Y) the number of Shares previously subject to such Company Option, and (Z) the excess, if any, of the Per Share Merger Consideration plus the Per Share Additional Consideration over the exercise price per share previously subject to such Company Option, less any amounts received by such holder pursuant to clause (i) of this Section 4.3(a) and less any required withholding taxes, provided, that, in the absence of a Resale Transaction, any Company Option for which the exercise price per share exceeds the Per Share Merger Consideration shall be cancelled without any payment in respect thereof, and, in the event of a Resale Transaction, any Company option for which the exercise price per share exceeds the sum of the Per Share Merger Consideration plus the Per Share Additional Consideration, shall be cancelled without any payment in respect thereof.
     (b) The Company shall provide that, immediately prior to the Effective Time, each Share that is subject to a restricted share award that is outstanding immediately prior to the Effective Time and remains subject to vesting or other lapse restrictions pursuant to the Company Stock Plan (including Shares credited to restricted share awards as dividend equivalents) (each a “Restricted Share”) shall vest and become free of all such restrictions as of the Effective Time, and at the Effective Time the holder thereof shall, subject to this Article IV, be entitled to receive the Per Share Merger Consideration and the Per Share Additional Consideration, if any, from the Company in exchange for each such Restricted Share, less any required withholding taxes.
     (c) In accordance with the terms of the Company Stock Plan, the Company shall provide that, immediately prior to the Effective Time, each Stock Appreciation Right granted under the Company Stock Plan that, in each case, is outstanding and unexercised as of the Effective Time (whether vested or unvested) shall be cancelled, and the holder thereof shall be entitled to receive (i) at the Effective Time from the Company, or as soon as practicable thereafter from the Surviving Corporation, in consideration for such cancellation, an amount in cash equal to the product of (A) the number of Shares previously subject to such Stock Appreciation Right, and (ii) the excess, if any, of the Per Share Merger Consideration over the exercise price per share previously subject to such Stock Appreciation Right, less any required withholding taxes, and (ii) in the event of a Resale Transaction, as soon as practicable following receipt by the Paying Agent of the Additional Consideration, an amount in cash equal to the product of (Y) the number of Shares previously subject to such Stock Appreciation Right, and (Z) the excess, if any, of the Per Share Merger Consideration plus the Per Share Additional Consideration over the exercise price per share previously subject to such Stock Appreciation Right less any amounts received by such holder pursuant to clause (i) of this Section 4.3(c) and less any required withholding taxes; provided, that, in the absence of a Resale Transaction, any Stock Appreciation Right for which the exercise price per share exceeds the Per Share Merger Consideration shall be cancelled without any payment in respect thereof, and, in the event of a Resale Transaction, any Stock Appreciation Right for which the exercise price per share exceeds the sum of the Per Share Merger Consideration plus the Per Share Additional Consideration, shall be cancelled without any payment in respect thereof.
     (d) Each Warrant that is outstanding and unexercised as of the Effective Time (whether exercisable in full, in part or unexercisable) shall remain outstanding, subject to its terms.
     (e) At or prior to the Effective Time, the Company (at the direction of the Special Committee) and the compensation committee of the Company Board, as applicable, shall adopt any resolutions and use its reasonable best efforts to effectuate the provisions of Sections 4.3(a), 4.3(b) and 4.3(c).
     4.4 Adjustments to Prevent Dilution. In the event that the Company changes the number of Shares or securities convertible or exchangeable into or exercisable for Shares issued and outstanding prior to the Effective Time as a result of a reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, merger, issuer tender or exchange offer, or other similar transaction, the Per Share Merger Consideration shall be equitably adjusted to reflect such change, and as so adjusted shall, from and after the date of such event be, the Per Share Merger Consideration.
     4.5 Additional Consideration Right.
     (a) If, on or prior to the six-month anniversary of the Closing Date, Dimensional, the Company or any of their Affiliates enters into a definitive agreement, arrangement, understanding, letter of intent or other evidence of commitment (in each case, whether written or unwritten) which simultaneously or subsequently results in the consummation of the purchase or acquisition of (i) at least 80% of the outstanding voting securities of the Company or (ii) at least 80% of the assets of the Company, in exchange, directly or indirectly, for cash, marketable securities or other consideration (a “Resale Transaction”), then, Dimensional, the Company or their Affiliates, as applicable, will pay to the Paying Agent, for the benefit of, and further distribution to, the holders of Certificates, Book Entry Shares (other than with respect to Excluded Shares) and, where applicable, Company Options and Stock Appreciation Rights, an amount in cash equal to 15% of the Resale Profit within 30 days of receipt by Dimensional, the Company or their Affiliates of the consideration pursuant to such Resale Transaction (the “Additional Consideration”). From and after the Effective Date, each holder’s right to receive the Per Share Additional Consideration pursuant to this Article IV may not be transferred in any manner other than by will or by the laws of descent.

     (b) The portion of any Additional Consideration payable to a holder of Certificates, Book Entry Shares (other than with respect to Excluded Shares) and, where applicable, Company Options and Stock Appreciation Rights pursuant to this Section 4.5 (the “Per Share Additional Consideration”) shall be determined as follows:
          (i) First, by dividing (A) the Additional Consideration, by (B) the number of Shares (other than the Excluded Shares) that were issued and outstanding immediately prior to the Effective Time (such resulting quotient, the “Base Per Share Adjustment”);
          (ii) Second, by adding (A) the Per Share Merger Consideration, and (B) the Base Per Share Adjustment (such sum, the “Raw Adjustment”);
          (iii) Third, by determining whether holders of Company Options that are outstanding and unexercised as of the Effective Time (whether vested or unvested) would be entitled to some portion of the Additional Consideration, which determination shall be made with respect to each such Company Option by determining the excess, if any, of the Raw Adjustment over the exercise price per share previously subject to such Company Option (each such Share for which the Raw Adjustment exceeds its per share exercise price, an “Option Share,” and collectively, the “Option Shares”);
          (iv) Fourth, by determining whether holders of Stock Appreciation Rights that are outstanding and unexercised as of the Effective Time (whether vested or unvested) would be entitled to some portion of the Additional Consideration, which determination shall be made with respect to each such Stock Appreciation Right by determining the excess, if any, of the Raw Adjustment over the exercise price per share previously subject to such Stock Appreciation Right (each such Stock Appreciation Right for which the Raw Adjustment exceeds its per share exercise price, a “SAR Share,” and collectively, the “SAR Shares”);
          (v) Fifth, by adding (A) the number of Shares (other than the Excluded Shares) that were issued and outstanding immediately prior to the Effective Time, (B) the Option Shares and (C) the SAR Shares (the number of shares resulting from such determination, the “Additional Consideration Shares”); and
          (vi) Sixth, by determining the Per Share Additional Consideration by dividing (A) the Additional Consideration, by (B) the number of Additional Consideration Shares.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
     Except as set forth in the corresponding schedules of the disclosure letter delivered to Dimensional by the Company concurrent with entering into this Agreement (the “Company Disclosure Letter”) or as disclosed in the Company’s SEC Documents filed or furnished by the Company and publicly available prior to the date of this Agreement and only as and to the extent disclosed therein, the Company hereby represents and warrants to Dimensional and Merger Sub as follows:
     5.1 Organization, Good Standing and Qualification; Subsidiaries.

          (a) The Company (i) is a corporation duly organized, validly existing and in good standing under the Laws of Delaware, (ii) has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and (iii) is duly qualified to do business and, where such concept is recognized under applicable law, is in good standing as a foreign corporation in each jurisdiction (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified, except where the failure to be so qualified or in good standing would not constitute a Company Material Adverse Change.
          (b) Section 5.1 of the Company Disclosure Letter sets forth the name, jurisdiction of organization, and issued and outstanding share capital of each of the Company’s Subsidiaries. Each of the Company’s Subsidiaries (i) is duly organized and validly existing and in good standing under the laws of its respective jurisdiction of organization, (ii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as presently conducted and (iii) is duly qualified to do business and, where such concept is recognized under applicable Law, in good standing as a foreign entity in all jurisdictions (whether federal, state, local or foreign) where its ownership or leasing of property or the conduct of its business requires it to be so qualified, except where the failure to be so qualified or in good standing would not constitute a Company Material Adverse Change.
          (c) True, correct and complete copies of the certificate or articles of incorporation, bylaws and any other charter or organizational documents of the Company and its Subsidiaries as in effect at the date of this Agreement (“Company Charter Documents”) have heretofore been made available to Dimensional. Neither the Company nor any of its Subsidiaries is in violation of any of the provisions of its respective Company Charter Documents.
     5.2 Capitalization.
     (a) The authorized capital stock of the Company consists of 30,000,000 shares of Company Common Stock and 1,000,000 shares of preferred stock, par value $0.01 per share (“Preferred Stock”), of which 448,833 shares are designated as Series A Preferred Stock. As of March 11, 2010, (i) 6,378,252 shares of Company Common Stock were issued and outstanding, all of which are duly authorized, validly issued, fully paid and nonassessable; (ii) 1,494,194 shares of Company Common Stock have been reserved for issuance upon conversion of the Company’s Series A Preferred Stock; (iii) 1,070,262 shares of Company Common Stock remain available for issuance as Restricted Shares or upon the exercise of Company Options issued under the Company Stock Plan; (iv) 91,000 shares of Company Common Stock have been reserved for issuance upon the exercise of the Warrants; (v) no shares of Company Common Stock were held in the treasury of the Company; and (vi) 448,707 shares of Series A Preferred Stock were issued and outstanding, all of which are duly authorized, validly issued, fully paid and nonassessable. Section 5.2 of the Company Disclosure Letter sets forth, as of the date hereof, each (A) holder of Series A Preferred Stock and the respective number of outstanding shares of Series A Preferred Stock held by each such holder, (B) equity based award, including Company Options, Restricted Shares and Stock Appreciation Rights, outstanding under the Company Stock Plan, and (C) each holder of Warrants outstanding and, in the case of clauses (B) and (C), the respective number of shares issuable thereunder and the vesting schedules, expiration date and exercise or conversion price relating thereto.
     (b) Except as set forth in Section 5.2(a) above, as of the date hereof, (i) there are no bonds, debentures, notes or other indebtedness or securities of the Company or any Subsidiary that have the right to vote (or that are convertible into, or exchangeable for, securities having the right to vote) on any matters on which stockholders of the Company or any Subsidiary may vote, and (ii) there are no (x) outstanding options or other rights of any kind that obligate the Company or any of its Subsidiaries to issue or deliver any shares of capital stock, voting securities or other equity interests of the Company or any of its Subsidiaries or any securities or obligations convertible into or exchangeable into or exercisable for any shares of capital stock, voting securities or other equity interests of the Company or any of its Subsidiaries (collectively, “Company Securities”), (y) outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any Company Securities or (z) other options, calls, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Company or any of its Subsidiaries to which the Company or any of its Subsidiaries is a party. Except as set forth in Section 5.2(a) above, as of the date hereof, no shares of capital stock or other voting securities of the Company shall be issued or become outstanding after the date hereof other than shares of Company Common Stock (not in excess of the amounts reserved therefor, as set forth above) issuable upon exercise of Company Options or Warrants or the conversion of Series A Preferred Stock to the extent outstanding as of the date hereof. No Person has the right granted by the Company or any of its Subsidiaries, whether contractual, statutory or otherwise, to subscribe for or otherwise purchase any equity securities, or securities convertible into or exercisable for equity securities, of the Company or any of its Subsidiaries pursuant to a right of first refusal, preemptive right or other right. No shares of Company Common Stock are held by any of its Subsidiaries. All shares of Company Common Stock subject to issuance as described above shall, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, be duly authorized, validly issued, fully paid and nonassessable.
     (c) Neither the Company nor any of its Subsidiaries has any Contract or other obligation to make any investment (in the form of a loan, capital contribution or otherwise) in any other Person pursuant to which the Company or one of its Subsidiaries purchases, acquires or increases its interest in capital stock or debt or other equity securities of such other Person. All of the outstanding shares of capital stock, voting securities or other equity interests of each Subsidiary of the Company are owned, directly or indirectly, by the Company, and are duly authorized, validly issued, fully paid and nonassessable, free and clear of all Liens.
     (d) There are no voting trusts or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of any of the capital stock of the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is obligated under any registration rights or similar agreements to register any shares of capital stock of the Company or any of its Subsidiaries on behalf of any Person.
     5.3 Corporate Authority and Approval; Fairness.

     (a) The Company has all requisite corporate power and authority and has taken all corporate action necessary in order to execute, deliver and perform its obligations under this Agreement, and to consummate the Merger, subject only to adoption of this Agreement and approval of the Charter Amendment by the Company Requisite Vote. This Agreement has been duly executed and delivered by the Company and (assuming due authorization, execution and delivery by Dimensional and Merger Sub) is a valid and binding obligation of the Company, enforceable against it in accordance with its terms, subject to the Bankruptcy and Equity Exception.
     (b) The Special Committee has (i) received the opinion of its financial advisor, Fesnak and Associates, LLP (the “Financial Advisor”), to the effect that as of the date of issuance of such opinion and subject to the qualifications and limitations set forth therein, the Per Share Merger Consideration to be paid to the stockholders of the Company entitled to payment thereof pursuant to Section 4.1(a), is fair, from a financial point of view, to such stockholders (the “Fairness Opinion”), and (ii) by unanimous vote of the Special Committee, at a meeting duly called and held prior to the execution of this Agreement: (A) determined that this Agreement and the transactions contemplated by this Agreement, including the Merger and the Charter Amendment, are advisable, fair to, and in the best interests of the Company and its stockholders (other than Dimensional and its Affiliates); and (B) recommended this Agreement and the transactions contemplated by this Agreement, including the Merger and the Charter Amendment, to the Company Board and the stockholders of the Company for their approval and adoption. Upon the recommendation of the Special Committee, the Company Board has determined that the Merger, the Charter Amendment and this Agreement are advisable, fair to and in the best interests of the Company and its stockholders (other than Dimensional and its Affiliates), approved and declared advisable the Merger, the Charter Amendment and this Agreement and, subject to the provisions of Section 7.3, resolved to make the Board Recommendation and directed that this Agreement and the Charter Amendment be submitted to the stockholders of the Company for their approval and adoption.
     5.4 No Violations. Neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby, nor compliance by the Company with any of the terms or provisions hereof, will (i) violate any provision of the Company Charter Documents; or (ii) assuming that the consents and approvals referred to in Section 5.5, below, are duly obtained, (A) violate any Law, judgment, order, writ, decree or injunction applicable to the Company or any of its Subsidiaries or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by or rights or obligations under, or result in the creation of any Lien upon any of the respective properties or assets of the Company or any of its Subsidiaries under (in each case, or an event that, with notice or lapse of time, or both, would result in such effect), any of the terms, conditions or provisions of any Contract or other instrument or obligation to which the Company or any of its Subsidiaries is a party, or by which they or any of their respective properties, assets or business activities may be bound, except in the case of clause (ii) for such violations, conflicts, breaches or defaults that would not constitute a Company Material Adverse Change.

     5.5 Consents and Approvals. Except for (i) the filing with the SEC of the Schedule 13E-3, as defined herein, (ii) the filing with the SEC of the Proxy Statement, (iii) the Company Requisite Vote, (iv) the filing of the Certificate of Merger as required by Delaware Law, and (v) the consents, approvals, authorizations, permits, actions, filings and notifications set forth in Section 5.5 of the Company Disclosure Letter, no consents or approvals of or filings or registrations with any Person, Governmental Entity or with any other third party are necessary in connection with the execution and delivery by the Company of this Agreement or the consummation by the Company of the Merger and the other transactions contemplated hereby, except those with respect to which the failure to make or obtain would not constitute a Company Material Adverse Change.
     5.6 Company SEC Documents.
     (a) The Company has filed with or furnished to the SEC, on a timely basis, all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) required to be filed or furnished by the Company since December 31, 2007 (such documents, together with any documents filed during such period by the Company with the SEC on a voluntary basis on Current Reports on Form 8-K, the “Company SEC Documents”). As of their respective filing dates, or, if revised, amended, supplemented or superseded by a later-filed Company SEC Document filed prior to the date of this Agreement, as of the date of filing of the last such revision, amendment, supplement or superseding filing, the Company SEC Documents complied in all material respects as to form with, to the extent in effect at the time of filing, the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (including the rules and regulations promulgated thereunder, “SOX”) applicable to such Company SEC Documents, and none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the Subsidiaries of the Company are, or have at any time been, subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act.
     (b) (i) As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC staff with respect to any of the Company SEC Documents and (ii) as of the date of this Agreement, none of the Company SEC Documents is the subject of ongoing SEC review, outstanding SEC comment or outstanding SEC investigation.
     5.7 Financial Statements. Each of the financial statements (including the related notes) of the Company included in the Company SEC Documents complied in all material respects as to form at the time it was filed with the applicable accounting requirements and the published rules and regulations of the SEC with respect thereto in effect at the time of filing, were prepared in accordance with GAAP (except as otherwise noted therein and, in the case of unaudited statements, as permitted by the rules and regulations of the SEC) applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto) and fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments).
     5.8 Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) of the type required by GAAP to be reflected or reserved against on the financial statements included in the SEC Documents other than (a) liabilities or obligations reflected or reserved against on the consolidated balance sheet of the Company and its consolidated Subsidiaries as of September 30, 2009 included in the Company SEC Documents (including the notes thereto) (the “Latest Balance Sheet”), (b) liabilities or obligations incurred after September 30, 2009 in the Ordinary Course of Business or (c) liabilities or obligations that would not constitute a Company Material Adverse Change.
     5.9 Absence of Certain Changes or Events. Since September 30, 2009, the Company and each of its Subsidiaries has conducted its business in the Ordinary Course of Business, and, except as disclosed in the Company SEC Documents since such date:
     (a) there has not been any change, event, condition, development or occurrence that constitutes a Company Material Adverse Change;
     (b) there has not been any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock, property or otherwise) with respect to the Company’s capital stock;
     (c) there has not been any redemption, repurchase or other acquisition for value by the Company of any shares of capital stock of the Company, or Company Options or Restricted Shares except for the acceptance of shares of Company Common Stock as payment for the exercise price of Company Options or for withholding taxes incurred in connection with the exercise of Company Options or the vesting of Restricted Shares, in each case in accordance with the terms of the applicable award agreements and the Company Stock Plan;
     (d) there has not been any split, combination or reclassification of any shares of capital stock of the Company, or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares of capital stock of the Company;
     (e) neither the Company nor any of its Subsidiaries has (i) except for normal increases and normal severance and termination payments made in the Ordinary Course of Business or as required by applicable Law or as contemplated by this Agreement, increased the wages, salaries, compensation, pension, or other fringe benefits or perquisites payable to any executive officer, employee or director from the amount thereof in effect as of September 30, 2009, granted any severance or termination pay, entered into any contract to make or grant any severance or termination pay, or paid any bonus (other than the customary year-end bonuses for fiscal year 2009 in amounts consistent with past practice), (ii) granted any stock appreciation or similar rights or granted any rights to acquire any shares of its capital stock, or issued any shares of its capital stock, to any executive officer, director or employee other than grants made prior to the date hereof in the Ordinary Course of Business, or (iii) suffered any strike, work stoppage, slow-down, or other labor disturbance.
     (f) there has not been any material change by the Company in its accounting principles, except as may be appropriate to conform to changes in statutory or regulatory accounting rules or GAAP or regulatory requirements with respect thereto;
     (g) there has not been any material Tax election made or revoked by the Company or any of its Subsidiaries or any settlement or compromise of any material Tax liability by the Company or any of its Subsidiaries; and
     (h) there has not been any material change in a tax accounting method by the Company or any of its Subsidiaries.
     5.10 Compliance with Applicable Law; Permits. (a) The Company and each of its Subsidiaries is and has been since November 13, 2007 in compliance in all material respects with all Laws applicable to the Company and each of its Subsidiaries or by which its or any of their respective assets or properties are bound, and are not in violation of, and have not received any notices of violation with respect to any such Laws in connection with the conduct of their respective businesses or the ownership or operation of their respective businesses, assets or properties, except where the failure to so comply, or for violations or notices of violations which would not constitute a Company Material Adverse Change.
     (b) The Company and its Subsidiaries hold all Permits from Governmental Entities required to conduct their respective businesses as now being conducted, except where the failure to hold such Permits would not constitute a Company Material Adverse Change, and all such Permits are valid and in full force and effect, except where the failure of such Permits to be valid and in full force and effect would not constitute a Company Material Adverse Change.
     5.11 Tax Matters. Except as would not reasonably be expected to constitute a Company Material Adverse Change:
     (a) (i) The Company and each of its Subsidiaries has timely filed all income Tax Returns and all other material Tax Returns required to be filed by it (except those under valid extension) and shall timely file all such Tax Returns due on or before the Closing Date (except those under valid extension), (ii) the Company and each of its Subsidiaries has timely paid all income and other material Taxes (whether or not reflected on such Tax Returns) and shall timely pay all income and other material Taxes due on or before the Closing Date, except for Taxes that are being contested in good faith and for which adequate accruals or reserves in accordance with GAAP have been established, (iii) adequate reserves in accordance with GAAP have been established by the Company and its Subsidiaries for all accrued Taxes not yet due and payable in respect of taxable periods ending on the Closing Date, (iv) no deficiency for any Tax has been asserted or assessed by any Governmental Entity in writing against the Company or any of its Subsidiaries (or, to the Knowledge of the Company, has been threatened or proposed), except for deficiencies that have been satisfied by payment, settled or been withdrawn, (v) all Taxes required to be withheld by the Company and its Subsidiaries have been withheld and paid over to the appropriate Tax authority, (vi) neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of any Taxes or agreed to any extension of time with respect to any assessments or deficiency for Taxes that is in effect as of the date hereof (other than pursuant to extensions of time to file Tax Returns obtained in the Ordinary Course of Business), (vii) neither the Company nor any of its Subsidiaries has received written notice of any action, suit, proceeding, investigation, claim or audit against, or with respect to, any of its Taxes, and no such action, suit, proceeding, investigation, claim or audit is pending, (viii) there are no liens for Taxes (other than Taxes not yet due and payable) upon any of the assets of the Company or any of its Subsidiaries, (ix) neither the Company nor any of its Subsidiaries (A) has been a member of an affiliated group filing a consolidated federal income tax return (other than a group the common parent of which was the Company) since January 1, 2007, (B) has any liability for the Taxes of any Person (other than the Company, or any Subsidiary of the Company, or any of its or their predecessors identified in Section 5.11 of the Company Disclosure Letter) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or foreign law) as a transferee or successor or pursuant to any indemnification, allocation or sharing agreement with respect to Taxes that could give rise to a payment or indemnification obligation (other than agreements among the Company and its Subsidiaries and other than customary Tax indemnifications contained in credit or other commercial agreements the primary purpose of which does not relate to Taxes) or (C), except as set forth in Section 5.11 of the Company Disclosure Letter, has distributed the stock of another company in a transaction that was purported or intended to be governed by Sections 355 or 361 of the Code, (x) neither the Company nor any of its Subsidiaries has been required to make any disclosure to the IRS with respect to a “listed transaction” pursuant to Section 1.6011-4(b)(2) of the Treasury Regulations promulgated under the Code, (xi) no written claim made by an authority in a jurisdiction where neither the Company nor any of its Subsidiaries files Tax Returns that the Company or any of its Subsidiaries is or may be subject to Tax by that jurisdiction is pending, (xii) the Company and each of its Subsidiaries has made available to Dimensional copies of all Tax Returns filed by or on behalf of the Company and each of its Subsidiaries for all Tax periods beginning on or after January 1, 2007, (xiii) the Company has not, during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, been a “United States Real Property Holding Corporation” within the meaning of Section 897(c)(2) of the Code, (xiv) there is no contract, agreement, plan or arrangement to which Company or any of its Subsidiaries is a party as of the date of this Agreement, including but not limited to the provisions of this Agreement, that, individually or collectively, could give rise to the payment of any amount that would not be deductible pursuant to Section 280G of the Code, (xv) there is no contract, agreement, plan or arrangement to which Company or any of its Subsidiaries is a party or by which it is bound to compensate any individual for excise Taxes paid pursuant to Section 4999 of the Code, (xvi) none of the Company’s or any of its Subsidiaries’ assets are Tax exempt use property within the meaning of Section 168(h) of the Code and (xvii) neither the Company nor any of its Subsidiaries will be required to include any income or gain or exclude any deduction or loss from taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of the existence prior to the Closing Date of any of the following: (A) a change in method of accounting under Section 481 of the Code, (B) a closing agreement under Section 7121 of the Code, (C) a deferred intercompany gain or excess loss account under Treasury Regulations promulgated under Section 1502 of the Code (or in the case of each of (A), (B) and (C), under any similar provision of applicable Law), (D) installment sale or open transaction disposition or (E) prepaid amount.

     (b) The Company and each of its Subsidiaries are in compliance with all terms and conditions of any agreement with, or order of, a territorial or foreign government for a Tax exemption, Tax holiday or other Tax reduction, and, to the Knowledge of the Company, the consummation of the Merger will not have any adverse effect on the continued validity and effectiveness of any such agreement or order.
     (c) Neither the Company nor any of its Subsidiaries is subject to Tax in any jurisdiction other than its country of incorporation or formation (or political subdivision thereof) by virtue of having a permanent establishment or other place of business or by virtue of having a source of income in that jurisdiction.
     (d) The Company and each of its Subsidiaries are not subject to any material liabilities for failure to comply with applicable transfer-pricing Laws and regulations, including the maintenance of contemporaneous documentation substantiating the transfer-pricing practices and methodology of the Company and its Subsidiaries, or for any failure of the prices for any property or services (or for the use of any property) provided by or to the Company or any of its Subsidiaries not to have been arm’s length prices for purposes of the relevant transfer-pricing Laws, including the Treasury Regulations promulgated under Section 482 of the Code.
     (e) None of the assets of the Company or any of its Subsidiaries is property that the Company or any of its Subsidiaries are required to treat as being owned by any other person pursuant to the safe harbor lease provision of former Section 168(f)(8) of the Code.
     5.12 Company Contracts.
     (a) Section 5.12 of the Company Disclosure Letter contains a list of all of the Contracts (i) between the Company or one of its Subsidiaries and any of (A) the Company’s top 36 labels and other content owners or providers by revenue and (B) the Company’s top 7 retailers by revenue and (ii) that are real property leases of the Company. Except as set forth in Section 5.12 of the Company Disclosure Letter, as of the date hereof, neither the Company nor any of its Subsidiaries is party to or bound by any Contract (W) that limits or otherwise restricts in any material respect the Company or any of its Subsidiaries (or, after the Effective Time, the Surviving Entity, Dimensional or any of their respective Subsidiaries) from engaging or competing in any line of business in any location or with any Person, (X) that includes any material exclusive dealing or License arrangement or any other material arrangement that grants any right of first refusal or right of first offer or similar right or that limits or purports to limit in any material respect the ability of the Company or its Subsidiaries to own, operate, sell, transfer, pledge or otherwise dispose of any material assets or business, (Y) that is a joint venture, alliance or partnership agreement or (Z) that is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) (each Contract listed in Section 5.12 of the Company Disclosure Letter, a “Company Contract”).
     (b) Each Company Contract is valid and binding and in full force and effect and enforceable against (i) the Company or its Subsidiaries, as applicable, and, (ii) to the Knowledge of the Company, the other party or parties thereto, in each case, in accordance with its terms (except as enforceability may be limited by the Bankruptcy and Equity Exception). Except for breaches, violations or defaults which would not constitute a Company Material Adverse Change, neither the Company nor any of its Subsidiaries, nor to the Knowledge of the Company any other party to a Company Contract, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Company Contract, and neither the Company nor any of its Subsidiaries has received written notice that it has breached, violated or defaulted under any Company Contract.
     5.13 Property.
     (a) Neither the Company nor any of its Subsidiaries owns any real property.
     (b) Section 5.13 of the Company Disclosure Letter contains a true and complete list of all real property leased, subleased, licensed or otherwise occupied (whether as tenant, subtenant or pursuant to other occupancy arrangements) by the Company or any Subsidiary (collectively, including the improvements thereon, the “Leased Real Property”) and, for each Leased Real Property, the correct street address of such Leased Real Property. True and complete copies of all agreements under which the Company or any Subsidiary is the landlord, sublandlord, tenant, subtenant, or occupant that have not been terminated or expired as of the date hereof have been made available to Dimensional (each a “Real Property Lease”). The Company or one of its Subsidiaries has valid leasehold estates in all Leased Real Property free and clear of all Liens, except Permitted Liens.
     (c) None of the Leased Real Properties is subject to any lease, sublease, license or other agreement granting to any Person other than the Company or its Subsidiaries any right to the use, occupancy or enjoyment of such Leased Real Property or any part thereof.
     (d) All of the material tangible personal property reflected in the Latest Balance Sheet or otherwise used by the Company or its Subsidiaries in the operation of their respective businesses is either (i) owned by the Company or any of its Subsidiaries, or (ii) leased pursuant to valid leasehold interests, in each case free and clear of all Liens, except Permitted Liens.
     5.14 Intellectual Property.
     (a) The Company and each of its Subsidiaries owns or is licensed to use (in each case, free and clear of any material Liens, except Permitted Liens), all material Intellectual Property used in or necessary for the conduct of its business as currently conducted. To the Knowledge of the Company, the conduct and operations of the business of the Company and/or its Subsidiaries do not infringe on or otherwise violate any Intellectual Property rights of any Person. The use by the Company or any of its Subsidiaries of any Intellectual Property owned or controlled by any other Person that is material to the operation of the business of the Company and its Subsidiaries as currently conducted, is in accordance with a License pursuant to which the Company or any of its Subsidiaries acquired a valid right to use such Intellectual Property. Neither the Company nor any of its Subsidiaries is in breach of, default under or violation of any such License that is material to the operation of the business of the Company and its Subsidiaries as currently conducted. To the Knowledge of the Company, no other party to any License to which the Company or any of its Subsidiaries is also a party is in breach of, default under or violation of such License, except for breaches, defaults or violations respecting a License that is not material to the operation of the business of the Company and its Subsidiaries as currently conducted. To the Knowledge of the Company, except for third-party peer-to-peer file sharing, peer-to-peer providers, device distributions, illegal pay sites, unlicensed video content providers and any other systemic infringers as to which no representation or warranty is made, no Person is challenging, misappropriating, infringing on or otherwise violating, any right of the Company or its Subsidiaries with respect to any Intellectual Property owned by and/or licensed to the Company or its Subsidiaries. The Company and its Subsidiaries have taken commercially reasonable steps to protect its rights in nonpublic information, trade secrets and confidential information that are material to the operation of the business of the Company and/or a Subsidiary. Neither the Company nor any of its Subsidiaries has received, since November 13, 2007, any written notice of any pending claim with respect to any material Intellectual Property owned, licensed to or used by the Company or any of its Subsidiaries or the rights to use such material Intellectual Property.
     (b) As used in this Agreement, (i) “Content” means any digital music tracks or other digital media content owned, licensed or distributed by a party for purposes of sale or license or purchase by consumers through Channel Outlets or otherwise and (ii) “Channel Outlet” means online music, mobile and video stores and other sellers and distributors of digital media content to consumers by means of electronic transmission, mobiletones and streaming, and any Persons licensed to use the Content.
     (c) Subject to the rights of the Content owners (including license rights), the Company or its Subsidiaries have valid rights to license, distribute and sell through the Company’s Channel Outlets to consumers all of the material Content owned by or, to the Knowledge of the Company, the material Content licensed to the Company or its Subsidiaries. Assuming that the business of the Company and its Subsidiaries is conducted as currently conducted and excluding any effects arising out of the business or activities in which Dimensional or its Affiliates is or proposes to be engaged (other than the business of the Company and its Subsidiaries), immediately after the consummation of the transactions contemplated by this Agreement, such rights to license, distribute and sell all of the material Content shall be retained, held and enjoyed by the Surviving Corporation, its successors and assigns, as entirely as the same were held and enjoyed by the Company or its Subsidiaries immediately prior to the Effective Time, and such rights shall not be subject to any additional restrictions or additional payments of any kind to any third party as a result of the consummation of the transactions contemplated hereby.
     (d) Neither the Company nor any of its Subsidiaries has transferred ownership of or granted any right to sell, license, use or distribute the material Content other than to consumers through the Company’s Channel Outlets in the Ordinary Course of Business.
     (e) Excluding third-party, peer-to-peer file sharing, peer-to-peer providers, device distributions, illegal pay sites, unlicensed video content providers and other systematic infringers, to the Knowledge of the Company, no person is violating, infringing or misappropriating any rights with respect to the material Content.

     (f) Since September 30, 2009, to the Knowledge of the Company no Content owner, Channel Outlet, vendor or supplier of the Company or its Subsidiaries has cancelled or otherwise modified its relationship with the Company or any of its Subsidiaries, as applicable, in a manner materially adverse to the Company and its Subsidiaries, taken as a whole, and no such person has communicated in writing to the Company or its Subsidiaries any intention to do so.
     5.15 Litigation. Section 5.15 of the Company Disclosure Letter sets forth a list of all (i) civil, criminal or administrative actions, suits, investigations or proceedings pending against or affecting the Company or any of its Subsidiaries or any of their respective properties before or by any Governmental Entity or arbitrator, in each case, as of the date of this Agreement and (ii) written demands received by the Company relating to the foregoing. There is no civil, criminal or administrative action, suit, claim, investigation or proceeding pending, or, to the Knowledge of the Company, threatened against or affecting the Company or any of its Subsidiaries or any of their respective properties before (or, in the case of threatened actions, suits, claims, investigations or proceedings, would be before) or by any Governmental Entity or arbitrator that constitutes a Company Material Adverse Change.
     5.16 Employee Benefit Plans.
     (a) Section 5.16(a) of the Company Disclosure Letter contains a true and complete list of each material pension, retirement, profit sharing, deferred compensation, health, life, disability, vacation or sick-pay policy, fringe-benefit plan, compensation, severance or employment agreement, stock bonus, stock purchase, stock option, restricted stock, stock-appreciation right or other equity-based plan, and bonus or other incentive compensation or salary-continuation plan, program, agreement or policy contributed to, sponsored or maintained by or with respect to which, the Company or any of its Subsidiaries has any liability (contingent or otherwise) as of the date hereof for the benefit of any current, former or retired employee, officer, consultant, independent contractor or director of the Company or any of its subsidiaries (each a “Company Employee,” and collectively, the “Company Employees” and such plans, programs, policies, agreements and arrangements, collectively, the “Company Plans”).
     (b) Neither the Company nor any of its Subsidiaries or ERISA Affiliates sponsors, maintains or contributes to or has any obligations with respect to any defined pension plan subject to Section 412 of the Code or any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA. With respect to each Company Plan, the Company has made available to Dimensional a current, accurate and complete copy thereof (or, if a plan is not written, a written description thereof) and, to the extent applicable, (i) any related trust or custodial agreement or other funding instrument, (ii) the most recent determination letter, if any, received from the IRS, (iii) any summary plan descriptions, (iv) any employee handbooks or manuals, (v) the Form 5500 for 2008 and attached schedules, and (vi) copies of any material written correspondence from the IRS, SEC, Pension Benefit Guaranty Corporation, Department of Labor (or any agency thereof) or any comparable Governmental Entity relating to any compliance issues with respect to any Company Plan.

     (c) Each Company Plan has been established and administered in accordance with its terms and in compliance with the applicable provisions of ERISA, the Code, and other Law, except when such failure to comply would not constitute a Company Material Adverse Change.
     (d) With respect to each Company Plan, no actions, suits or material claims (other than routine claims for benefits in the Ordinary Course of Business) are pending or, to the Knowledge of the Company, threatened.
     (e) None of the Company Plans provides for post-employment life or health insurance, benefits or coverage for any participant, except as may be required under the Consolidated Omnibus Budget Reconciliation Act of 1995, as amended, or similar state Law.
     (f) Each Company Plan that is intended to be qualified under Section 401(a) of the Code has received a determination letter to that effect from the IRS and, to the Knowledge of the Company, no circumstances exist that are reasonably expected to adversely affect such qualification.
     (g) None of the execution or delivery of, or performance by the Company of its obligations under, this Agreement will (either alone or upon occurrence of any additional or subsequent events) (i) constitute an event under any Company Plan or any trust or loan related to any of those plans or agreements that will or may result in any payment, acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any Company Employee or (ii) result in the triggering or imposition of (A) any restrictions or limitations on the right of the Company or any of its Subsidiaries to amend or terminate any Company Plan or (B) result in “excess parachute payments” within the meaning of Section 280G(b)(1) of the Code.
     5.17 Labor and Employment. There are no material unfair labor practice charges, material grievances or material complaints pending, or, to the Knowledge of the Company, threatened, against the Company or any Subsidiary before the National Labor Relations Board or any other labor-relations tribunal or authority or strikes, work stoppages, slowdowns, lockouts, material arbitrations or material grievances, or other material labor disputes pending, or, to the Knowledge of the Company, threatened in writing, against or involving the Company or any of its subsidiaries. Neither the Company nor any of its Subsidiaries is a party to any collective-bargaining agreements, and, to the Knowledge of the Company, there are not any union-organizing activities concerning any Company Employees.
     5.18 Brokers and Finders. Neither the Company, the Company Board, nor the Special Committee, on behalf of itself, the Company or any of the Company’s Subsidiaries, has employed any broker or finder or incurred any liability for any brokerage fees, commissions or finders’ fees in connection with the Merger or the other transactions contemplated in this Agreement except that the Special Committee has employed (i) Fesnak and Associates LLC as the financial advisor to the Special Committee, and (ii) Craig-Hallum Capital Group LLC as investment banker to manage the Special Committee’s activities pursuant to Section 7.3(a).

ARTICLE VI
REPRESENTATIONS AND WARRANTIES OF
DIMENSIONAL AND MERGER SUB
     Each of Dimensional and Merger Sub hereby represents and warrants to the Company as follows:
     6.1 Organization, Good Standing and Qualification. Each of Dimensional and Merger Sub is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing as a foreign corporation or limited liability company, as applicable, in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so organized, qualified or in such good standing, or to have such power or authority, would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or impair the ability of Dimensional and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.
     6.2 Corporate Authority. Each of Dimensional and Merger Sub has all requisite corporate or similar power and authority and has taken all corporate or similar action necessary in order to execute, deliver and perform its obligations under this Agreement. This Agreement has been duly executed and delivered by each of Dimensional and Merger Sub and (assuming due authorization, execution and delivery by the Company) is a valid and binding obligation of Dimensional and Merger Sub, enforceable against each of them in accordance with its terms, subject to the Bankruptcy and Equity Exception.
     6.3 No Violations. Neither the execution and delivery of this Agreement by Dimensional and Merger Sub nor the consummation by Dimensional and Merger Sub of the transactions contemplated hereby, nor compliance by Dimensional and Merger Sub with any of the terms or provisions hereof, will (i) violate any provision of the limited liability company agreement, certificate of incorporation or by-laws, as the case may be, of Dimensional and Merger Sub; or (ii) assuming that the consents and approvals referred to in Section 6.4, below, are duly obtained, (A) violate any Law, judgment, order, writ, decree or injunction applicable to Dimensional or Merger Sub or any of their respective properties or assets or (B) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by or rights or obligations under, or result in the creation of any Lien upon any of the respective properties or assets of Dimensional or Merger Sub under (in each case, or an event that, with notice or lapse of time, or both, would result in such effect), any of the terms, conditions or provisions of any Contract or other instrument or obligation to which Dimensional or Merger Sub is a party, or by which they or any of their respective properties, assets or business activities may be bound, except, in the case of clause (ii) for such violations, conflicts, breaches or defaults that would not, individually or in the aggregate, reasonably be expected to prevent, materially delay or impair the ability of Dimensional and Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.

     6.4 Consents and Approvals. Except for (i) the filing with the SEC of the Schedule 13E-3, as defined herein, (ii) the filing with the SEC of the Proxy Statement, (iii) the Company Requisite Vote, (iv) the filing of the Certificate of Merger as required by Delaware Law, and (v) the consents, approvals, authorizations, permits, actions, filings and notifications set forth in Section 6.4 of the disclosure letter delivered to the Company by Dimensional concurrent with entering into this Agreement, no consents or approvals of or filings or registrations with any Person, Governmental Entity or with any other third party are necessary in connection with the execution and delivery by Dimensional or Merger Sub of this Agreement or the consummation by Dimensional or Merger Sub of the Merger and the other transactions contemplated hereby, except those that the failure to make or obtain would not, individually or in the aggregate, reasonably be expected to prevent or materially delay or impair the ability of Dimensional or Merger Sub to consummate the Merger and the other transactions contemplated by this Agreement.
     6.5 Litigation. There is no civil, criminal or administrative action, suit, claim, investigation or proceeding pending, or, to the knowledge of Dimensional or Merger Sub, threatened against Dimensional or Merger Sub or any of their respective properties before (or, in the case of threatened actions, suits, claims, investigations or proceedings, would be before) or by any Governmental Entity or arbitrator, that would, individually or in the aggregate, be reasonably likely to prevent, materially delay or materially impede the ability of Dimensional and Merger Sub to consummate the transactions contemplated by this Agreement.
     6.6 Financing. At the Effective Time, Dimensional will have sufficient immediately available funds to pay, in cash, (i) the Aggregate Merger Consideration that holders of the Shares are entitled to receive pursuant to Section 4.1, (ii) any cash payments payable to holders of Company Awards pursuant to Section 4.3, and (iii) all other payment obligations of Dimensional as required by and in accordance with this Agreement.
     6.7 Capitalization of Merger Sub. The authorized capital stock of Merger Sub consists solely of 1,000 shares of common stock, par value $0.01 per share, of which 100 shares are validly issued and outstanding. All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Dimensional. Merger Sub has not conducted any business prior to the date hereof and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.
     6.8 Brokers. No agent, broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Dimensional or Merger Sub for which the Company could have any liability.
     6.9 Solvency. Assuming satisfaction of the conditions to Dimensional’s obligation to consummate the Merger, and after giving effect to the transactions contemplated by this Agreement, including the payment of the Aggregate Merger Consideration, payment of all amounts required to be paid in connection with the consummation of the transactions contemplated hereby, and payment of all related fees and expenses, each of Dimensional and the Surviving Corporation will be Solvent as of the Effective Time and immediately after the consummation of the transactions contemplated hereby. For the purposes of this Agreement, the term “Solvent” when used with respect to any Person, means that, as of any date of determination (a) the amount of the “fair saleable value” of the assets of such Person will, as of such date, exceed (i) the value of all “liabilities of such Person, including contingent and other liabilities,” as of such date, as such quoted terms are generally determined in accordance with applicable Laws governing determinations of the insolvency of debtors, and (ii) the amount that will be required to pay the probable liabilities of such Person on its existing debts (including contingent and other liabilities) as such debts become absolute and mature, (b) such Person will not have, as of such date, an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged following such date, and (c) such Person will be able to pay its liabilities, including contingent and other liabilities, as they mature. For purposes of this definition, “not have an unreasonably small amount of capital for the operation of the businesses in which it is engaged or proposed to be engaged” and “able to pay its liabilities, including contingent and other liabilities, as they mature” means that such Person will be able to generate enough cash from operations, asset dispositions or refinancings, or a combination thereof, to meet its obligations as they become due.
     6.10 Absence of Certain Agreements. As of the date of this Agreement, neither Dimensional nor any of its Affiliates has entered into any agreement, arrangement or understanding (in each case, whether written or unwritten), or authorized, committed or agreed to enter into any agreement, arrangement or understanding (in each case, whether written or unwritten), pursuant to which any stockholder of the Company would be entitled to receive consideration of a different amount or nature than the Per Share Merger Consideration or pursuant to which any stockholder of the Company agrees to vote to adopt this Agreement or the Merger or agrees to vote against any Superior Proposal. As of the date of this Agreement, neither Dimensional nor any of its Affiliates has entered into any agreement or arrangement (in each case, whether written or unwritten), or committed to enter into any agreement or arrangement (in each case, whether written or unwritten), with respect to the compensation or equity arrangements for any current employee of the Company or any of its Subsidiaries following the Effective Time.
     6.11 No Other Company Representations or Warranties. Except for the representations and warranties set forth in Article V, Dimensional and Merger Sub hereby acknowledge that neither the Company nor any of its Subsidiaries, nor any of their respective stockholders, directors, officers, employees, affiliates, advisors, agents or representatives, nor any other Person, has made or is making any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries or their respective businesses or operations, including with respect to any information provided or made available to Dimensional or Merger Sub. Neither the Company nor any of its Subsidiaries, nor any of their respective stockholders, directors, officers, employees, affiliates, advisors, agents or representatives, will have or be subject to any liability or indemnification obligation to Dimensional or Merger Sub resulting from the delivery, dissemination or any other distribution to Dimensional, Merger Sub or their respective stockholders, directors, officers, employees, affiliates or representatives, or the use by Dimensional, Merger Sub or their respective stockholders, directors, officers, employees, affiliates or representatives of any information, documents, estimates, projections, forecasts or other forward-looking information, business plans or other material provided or made available to Dimensional, Merger Sub or their respective stockholders, directors, officers, employees, affiliates or representatives, including without limitation in certain “data rooms,” confidential information memoranda or management presentations in anticipation or contemplation of any of the transactions contemplated by this Agreement.
     6.12 Non-Reliance on Company Estimates, Projections, Forecasts, Forward-Looking Statements and Business Plans. In connection with the due diligence investigation of the Company by Dimensional and Merger Sub, Dimensional and Merger Sub have received and may continue to receive from the Company certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Company and its business and operations. Dimensional and Merger Sub hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, with which Dimensional and Merger Sub are familiar, that Dimensional and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts and other forward-looking information, as well as such business plans, so furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking information or business plans), and that Dimensional and Merger Sub will have no claim against the Company or any of its Subsidiaries, or any of their respective stockholders, directors, officers, employees, affiliates, advisors, agents or representatives, with respect thereto. Accordingly, Dimensional and Merger Sub hereby acknowledge that, except as otherwise set forth in this Agreement, none of the Company nor any of its Subsidiaries, nor any of their respective stockholders, directors, officers, employees, affiliates, advisors, agents or representatives, has made or is making any representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements or business plans (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, forward-looking statements or business plans).
ARTICLE VII
COVENANTS
     7.1 Interim Operations. During the period from the date of this Agreement to the Effective Time, except as expressly contemplated or permitted by this Agreement or except as required by applicable Law, the Company shall, and shall cause each of its Subsidiaries, to (a) conduct its business in the Ordinary Course of Business, (b) use its commercially reasonable efforts to preserve intact its present business organizations, maintain its rights and franchises, and maintain its relationships with and goodwill of clients, customers, suppliers, distributors, licensors, licensees, contractors, employees and others having significant business dealings with it, and (c) take no action that would adversely affect or delay in any material respect the ability of either Dimensional, Merger Sub or the Company to obtain any necessary consents or approvals of any Person, regulatory agency or other Governmental Entity or with any other third party required for the transactions contemplated hereby.
     7.2 Conduct of Business of the Company. Without limiting the generality of Section 7.1, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement and the Effective Time, except as expressly contemplated by this Agreement or as required by applicable Law, the Company shall not take, cause or permit any action prohibited by the terms of any of the following, or allow, cause or permit any of its Subsidiaries to take, cause or permit any action prohibited by the terms of any of the following, in each case, without the prior written consent of Dimensional (which consent shall not be unreasonably withheld or delayed):
     (a) enter into any material real property lease or material operating lease for personal property, or renew or amend any existing Real Property Lease or material operating lease for personal property;
     (b) sell, lease, license, mortgage, pledge, encumber or otherwise dispose of any properties or assets except for the sale, lease, license, encumbrance or disposition of property or assets that are not material, individually or in the aggregate, to the business of the Company, or in the Ordinary Course of Business, including with respect to the terms and conditions of any such sale, lease, license, encumbrance or other disposition;
     (c) sell, transfer or lease any properties or assets (whether real, personal or mixed, tangible or intangible) to, or enter into any contract, arrangement or understanding with or on behalf of, any officer, director or employee of the Company, any of its Subsidiaries, any Affiliate of any of them, or any business entity in which the Company, any Subsidiary or any Affiliate of any of them, or any relative of any such Person, has any material, direct or indirect interest;
     (d) except as set forth in Section 7.2(d) of the Company Disclosure Letter, (i) grant any exclusive rights with respect to any material Intellectual Property owned by or licensed to the Company or (ii) divest any material Intellectual Property owned by or licensed to the Company;
     (e) except as set forth in Section 7.2(e) of the Company Disclosure Letter, incur, assume or prepay any indebtedness for borrowed money or assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for, any such indebtedness of another Person, guarantee any debt securities of another Person, or enter into any arrangement having the economic effect of any of the foregoing, other than in connection with the financing of trade payables in the Ordinary Course of Business;
     (f) make any material Tax election, change any material method of Tax accounting or settle or compromise any material Tax liability of the Company or any of its Subsidiaries, and, in any event, the Company shall consult with Dimensional before filing or causing to be filed any material Tax return of the Company or any of its Subsidiaries, except to the extent such Tax return is filed in the Ordinary Course of Business, and before executing or causing to be executed any agreement or waiver extending the period for assessment or collection of any material Taxes of the Company or any of its Subsidiaries;
     (g) except as may be required as a result of a change in Law or GAAP, make any change to the financial accounting principles or practices used by it, or to its credit practices or its methods of maintaining its books, accounts or business records;
     (h) except as may be required Law or GAAP, revalue in any material respect any of its assets, including writing off notes or accounts receivable other than in the Ordinary Course of Business;

     (i) except in the Ordinary Course of Business, terminate, amend or modify (in any material respect), or waive or release any material provision of, any Company Contract, or assign any material rights or claims thereunder;
     (j) enter into any Contract that contains any non-competition, exclusivity or “most favored nations” or similar terms or restrictions on the Company or its business, except for such terms or restrictions that would not restrict the business or assets of the Company and its Subsidiaries in any material respect following completion of the Merger and are entered into in the Ordinary Course of Business;
     (k) except in the Ordinary Course of Business, enter into any agreement containing any provision or covenant limiting in any material respect the rights of the Company or any of its Subsidiaries to (i) sell any products or services of or to any other Person, (ii) engage in any line of business, or (iii) compete with or obtain products or services from any Person or limiting the rights of any Person to provide products or services to the Company or any of its Subsidiaries, in each case, in any geographic area or during any period of time;
     (l) except as set forth in Section 7.2(l) of the Company Disclosure Letter, engage in the conduct of any material new line of business or discontinue any material existing line of business;
     (m) take any action that results in (i) any of its representations and warranties set forth in this Agreement being or becoming untrue or (ii) any of the conditions to the Merger set forth in Article VIII not being satisfied;
     (n) except as set forth in Section 7.2(n) of the Company Disclosure Letter, authorize for issuance, issue, deliver, sell, pledge or otherwise encumber (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights (including stock appreciation rights), rights to purchase or otherwise) any capital stock of the Company or rights to acquire such securities, or enter into any other agreements or commitments of any character obligating it to issue any such securities or rights, or enter into any amendment of any term of any currently outstanding capital stock of the Company or rights to acquire such securities, other than issuances of Company Common Stock upon the exercise or conversion of Company Options, Restricted Shares, Warrants or Series A Preferred Stock existing on the date hereof in accordance with their present terms;
     (o) combine, split or reclassify any capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any capital stock, other than dividends and distributions made by any Subsidiary of the Company to the Company or another Subsidiary in the Ordinary Course of Business;
     (p) (i) pay, declare or establish a record date for any dividend or make any other distribution, or (ii) redeem, purchase or otherwise acquire any of its securities or any securities of its Subsidiaries, except (A) dividends paid by any Subsidiaries of the Company to the Company or any other Subsidiary and (B) the acceptance of shares of Company Common Stock as payment for the exercise price of Company Options or for withholding taxes incurred in connection with the exercise of Company Options or the vesting of Restricted Shares, in each case in accordance with the terms of the applicable award agreements and the Company Stock Plan;
     (q) adopt or implement any stockholder rights plan, “poison pill,” or other anti-takeover plan, arrangement or mechanism that, in each case, is applicable to Dimensional and/or Merger Sub;
     (r) cause, permit or propose to adopt any amendments to the Company Charter Documents other than as expressly contemplated by this Agreement;
     (s) except as disclosed in Section 7.2(s) of the Company Disclosure Letter, and other than in the Ordinary Course of Business, as required by applicable Law or required pursuant to the terms of any plan, program, contract arrangement or agreement existing on the date hereof, (i) grant any increase in the compensation or benefits payable or to become payable by the Company or any of its Subsidiaries to any current or former director of the Company or any of its Subsidiaries; (ii) grant any increase in the compensation or benefits payable or to become payable by the Company or any of its Subsidiaries to any officer, employee or consultant of the Company or any of its Subsidiaries; (iii) adopt, enter into or amend any Company Stock Plan; (iv) increase, reprice or accelerate the payment or vesting of the amounts, benefits or rights payable or accrued or to become payable or accrued under any Company Stock Plan; (v) enter into or amend any severance, termination or bonus agreement or grant any severance, termination pay or bonus to any officer, director, consultant or employee of the Company or any of its Subsidiaries; (vi) enter into or amend any employment, change in control, retention or any similar agreement or any collective bargaining agreement, or grant any retention pay to any officer, director, consultant or employee of the Company or any of its Subsidiaries; (vii) pay or, except with respect to new employees or directors, award any pension or retirement allowance; or (viii) except as provided in Section 4.3(a), grant, issue, accelerate, amend or change the period for the exercise of, or vesting of, any Company Option or Restricted Share or any other right to acquire Shares or other equity or voting securities of the Company or otherwise authorize cash payments in exchange for any of the foregoing; provided that the Company may amend or modify any Company Stock Plan to avoid the possible imposition of taxes or penalties under Section 409A of the Code so long as such amendment or modification does not increase the cost to the Company under the applicable Company Stock Plan; or
     (t) commence, settle or compromise any pending or threatened litigation or other proceedings before a Governmental Entity, or pay, discharge or satisfy or agree to pay, discharge or satisfy any claim, liability, obligation (whether absolute, accrued, asserted or unasserted, contingent or otherwise) by or against the Company or any Subsidiary of the Company or relating to any of their businesses, properties or assets (whether real, personal or mixed, tangible or intangible), in either case, for an amount in excess of (i) $50,000 with respect to any single litigation, proceeding, claim, liability or obligation, or (ii) $250,000 in the aggregate with respect to all litigations, proceedings, claims, liabilities or obligations, or enter into any consent decree, injunction or similar restraint or form of equitable relief settlement of any threatened or pending litigation, suit or other proceeding, except for such consent decrees, injunctions, restraints or equitable relief which would not constitute a Company Material Adverse Change;

     (u) take, authorize, or agree in writing or otherwise to take or authorize, any of the actions prohibited in Sections 7.2(a) through (t).
     7.3 Solicitation; Acquisition Proposals.
     (a) Solicitation Period. Notwithstanding anything to the contrary contained in this Agreement, during the period beginning on the date of this Agreement and continuing until 12:01 a.m. (New York time) on the 31st day after the date of this Agreement (the “No-Shop Period Start Date”), the Company and its Subsidiaries and their respective Representatives, shall have the right to: (i) initiate, solicit and encourage any inquiry or the making of any proposals or offers that constitute Acquisition Proposals, including by way of providing access to non-public information to any Persons pursuant to confidentiality agreements entered into after the date hereof on terms that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement or, to the extent applicable, pursuant to confidentiality agreements entered into before the date of this Agreement; provided that the Company shall promptly make available to Dimensional and Merger Sub any material non-public information concerning the Company or its Subsidiaries that is provided to any Person given such access which was not previously made available to Dimensional or Merger Sub; and (ii) engage or enter into, continue or otherwise participate in any discussions or negotiations with any Persons or groups of Persons with respect to any Acquisition Proposals or otherwise cooperate with or assist or participate in or facilitate any such inquiries, proposals, discussions or negotiations or any effort or attempt to make any Acquisition Proposals. Without limiting the foregoing, during the period beginning on the date of this Agreement and continuing until 12:01 a.m. (New York time) on the No-Shop Period Start Date, the Company shall use commercially reasonable efforts to prepare the Proxy Statement in anticipation of filing the Proxy Statement with the SEC as soon as practicable following the No-Shop Period Start Date.
     (b) No Solicitation. At all times during the period commencing with the No-Shop Period Start Date and continuing until the earlier to occur of the termination of this Agreement pursuant to Article IX and the Effective Time, the Company and its Subsidiaries shall not, nor shall they authorize or permit any of their respective Representatives, directly or indirectly, to (i) solicit, initiate, induce or take any action for the purpose of encouraging or facilitating the making, submission or announcement of, an Acquisition Proposal, (ii) furnish to any Person (other than Dimensional or Merger Sub or any designees of Dimensional or Merger Sub) any non-public information relating to the Company or any of its Subsidiaries, or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to any Person (other than Dimensional or Merger Sub or any designees of Dimensional or Merger Sub) in connection with any proposal that constitutes or could reasonably be expected to lead to an Acquisition Proposal, or take any other action intended to assist or facilitate any inquiries or the making of any proposal that constitutes or could reasonably be expected to lead to an Acquisition Proposal, (iii) participate or engage in discussions or negotiations with any Person with respect to an Acquisition Proposal (other than to notify such Person as to the existence of the provisions of this Section 7.3), (iv) approve, endorse or recommend, or propose to approve, endorse or recommend, any Acquisition Proposal, (v) approve or enter into any letter of intent, agreement in principle, memorandum of understanding or other agreement, contract or arrangement contemplating or otherwise relating to an Acquisition Proposal (except as permitted by Section 7.3(c)), or which would require the Company to terminate this Agreement or any further discussions or negotiations between the Company and Dimensional (except as permitted by this Agreement), or (vi) terminate, amend, release or waive any rights under any “standstill” or other similar agreement between the Company or any of its Subsidiaries and any Person (other than Dimensional).
     (c) Acquisition Proposals. Notwithstanding any other provision of this Agreement, from and after the No-Shop Period Start Date and prior to the receipt of the Company Requisite Vote, the Company may, at the direction of the Special Committee, directly or indirectly through advisors, agents or other intermediaries, subject to the Company’s compliance with the provisions of this Section 7.3(c), (A) engage or participate in discussions or negotiations with any Person that has made (and not withdrawn) a bona fide Acquisition Proposal in writing that the Special Committee reasonably determines in good faith (after consultation with its financial advisor) constitutes or is reasonably likely to lead to a Superior Proposal and/or (B) furnish to any Person that has made (and not withdrawn) a bona fide Acquisition Proposal in writing that the Special Committee reasonably determines in good faith (after consultation with its financial advisor) constitutes or is reasonably likely to lead to a Superior Proposal any non-public information relating to the Company or any of its Subsidiaries pursuant to a confidentiality agreement the terms of which are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement, provided, that in the case of any action taken pursuant to the foregoing clauses (A) or (B), (1) none of the Company, its Subsidiaries or any representative of the Company or its Subsidiaries shall have breached or violated the terms of Section 7.3, (2) the Company Board or the Special Committee determines in good faith (after receiving the advice of its outside legal counsel) that failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law, (3) none of the Company or its Subsidiaries shall have entered into, or otherwise become bound by the terms of, an exclusivity agreement or other agreement restricting the ability of the Company and its Subsidiaries to negotiate, enter into and consummate a transaction with a third party other than such Person, (4) at least forty-eight (48) hours prior to engaging or participating in any such discussions or negotiations with, or furnishing any non-public information to, such Person, the Company provides Dimensional written notice of the identity of such Person and the material terms and conditions of such Acquisition Proposal, and of the Company’s intention to engage or participate in discussions or negotiations with, or furnish non-public information to, such Person, (5) contemporaneously with furnishing any non-public information to such Person, the Company furnishes such non-public information to Dimensional (but only to the extent such information has not been previously furnished by the Company to Dimensional), and (6) the Company shall keep Dimensional reasonably informed about the status and details of any such Acquisition Proposal and any amendments or revisions thereto. Until any such Acquisition Proposal has been withdrawn, the Company shall promptly provide Dimensional a copy of all written materials subsequently provided by the Company to such Person in connection with such Acquisition Proposal, request or inquiry, and a description of material amendments or proposed material amendments to such Acquisition Proposal, request or inquiry (but only to the extent such information has not been previously furnished by the Company to Dimensional).
     (d) Actions by Others. Without limiting the generality of the foregoing, it is understood and agreed by the parties hereto that any breach or violation of the restrictions set forth above in this Section 7.3 by any Representative of the Company shall be deemed to be a breach of this Agreement by the Company.
     7.4 Board Recommendations.
     (a) Recommendation to Company Stockholders. Subject to the terms of Section 7.4(b), the Company Board shall recommend that the stockholders of the Company adopt and approve this Agreement and approve the Merger in accordance with applicable Law (the “Board Recommendation”) and the Proxy Statement shall include a statement to that effect.
     (b) Changes to Board Recommendation. Subject to the terms of this Section 7.4(b), neither the Company Board nor the Special Committee or any other committee thereof shall withhold, withdraw, amend or modify in a manner adverse to Dimensional and/or Merger Sub, or publicly propose to withhold, withdraw, amend or modify in a manner adverse to Dimensional and/or Merger Sub, the Board Recommendation (a “Board Recommendation Change”); provided, however, that notwithstanding the foregoing, at any time prior to the receipt of the Company Requisite Vote, the Company Board and the Special Committee may effect a Board Recommendation Change if and only if either:
     (i) (A) the Company has received an Acquisition Proposal that constitutes a Superior Proposal, other than as a result of a breach or violation of the terms of Section 7.3, (B) the Special Committee determines in good faith (after receiving the advice of its outside legal counsel and after considering in good faith any counter-offer or proposal made by Dimensional pursuant to clause (D) below), that, a failure to effect a Board Recommendation Change in light of such Superior Proposal, would reasonably be expected to be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law, (C) prior to effecting such Board Recommendation Change, the Special Committee shall have given Dimensional at least two (2) Business Days notice thereof and the opportunity to meet with the Special Committee and its outside legal counsel, all with the purpose and intent of enabling Dimensional and the Special Committee to discuss in good faith a modification of the terms and conditions of this Agreement that would permit the Company Board not to effect a Board Recommendation Change, and (D) Dimensional shall not have made, within two (2) Business Days after receipt of the Company’s written notice of its intention to effect a Board Recommendation Change pursuant to this Section 7.4(b)(i), a counter-offer or proposal that the Special Committee reasonably determines in good faith, after consultation with its financial advisor and outside legal counsel, is at least as favorable to the stockholders of the Company as such Superior Proposal; or
     (ii) except for a Board Recommendation Change that is effected (or that is proposed to be effected) in response to or in connection with a Superior Proposal (it being understood and agreed by the parties that any Board Recommendation Change that is effected or that is proposed to be effected in response to or in connection with a Superior Proposal may be made only pursuant to and in accordance with Section 7.4(b)(i) immediately above), (A) the Special Committee determines in good faith (after receiving the advice of its outside legal counsel) that failure to effect a Board Recommendation Change would reasonably be expected to be inconsistent with its fiduciary duties to the stockholders of the Company under applicable Law, and (B) prior to effecting such Board Recommendation Change, the Special Committee shall have given Dimensional at least two (2) Business Days notice thereof and the opportunity to meet with the Special Committee and its outside legal counsel, all with the purpose and intent of enabling Dimensional and the Company to discuss in good faith the purported basis for the proposed Board Recommendation Change, Dimensional’s reaction thereto and any possible modification of the terms and conditions of this Agreement in response thereto;
provided, that, notwithstanding the occurrence of a Board Recommendation Change pursuant to this Section 7.4(b), this Agreement and the obligations of the Company arising hereunder shall not terminate except in accordance with Article IX hereof and, unless and until this Agreement is terminated in accordance with Article IX hereof, the Company Board shall submit to its stockholders at the Stockholders Meeting a proposal with respect to the approval of the Merger, the adoption and approval of this Agreement and the transactions contemplated hereby in accordance with Section 7.5 hereof.
     (c) Certain Permitted Disclosures. Nothing in this Agreement is intended to or shall prohibit the Company Board (or the Special Committee) from taking and disclosing to the stockholders of the Company a position in accordance with Rule 14e-2(a) under the Exchange Act or complying with the provisions of Rule 14d-9 under the Exchange Act (or any similar communications to the Company’s stockholders); provided, however, that in each case, any statement(s) made by the Company Board or the Special Committee pursuant to Rule 14e-2(a) under the Exchange Act or Rule 14d-9 under the Exchange Act shall be subject to the terms and conditions of this Agreement, including the provisions of Article IX.
     7.5 Stockholders Meeting. The Company (at the direction of the Special Committee) will take, in accordance with applicable Law and its certificate of incorporation and by-laws, all reasonable action necessary to call, give notice of, convene and hold a meeting of holders of Shares (the “Stockholders Meeting”) as promptly as reasonably practicable after the execution of this Agreement to consider and vote upon the adoption and approval of this Agreement and approval of the Merger, and shall solicit proxies in accordance with applicable Law with respect to adoption and approval of the Agreement and approval of the Merger; provided, however, for the avoidance of doubt, the Company may postpone or adjourn such stockholders meeting (i) with the consent of Dimensional; (ii) for the absence of a quorum; or (iii) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the Company Board has determined in good faith after consultation with outside counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s stockholders prior to such stockholders meeting. Subject to a Board Recommendation Change pursuant to Section 7.4(b), the Company Board and the Special Committee shall recommend such adoption and approval of this Agreement and approval of the Merger and shall take all actions reasonably requested by Dimensional to obtain the Company Requisite Vote, including (without limitation) the engagement of a proxy solicitation firm, in each case at the sole cost and expense of the Company. Notwithstanding anything to the contrary in this Agreement, the Company’s obligation to establish a record date for, call, give notice of, convene and hold the Stockholders Meeting pursuant to this Section 7.5 shall not be limited to, or otherwise affected by, the commencement, disclosure, announcement or submission of any Acquisition Proposal.

     7.6 Information Supplied. The Company (at the direction of the Special Committee) shall prepare and file with the SEC, as promptly as reasonably practicable after the date of this Agreement, a proxy statement in preliminary form relating to the Stockholders Meeting (such proxy statement, including any amendment or supplement thereto, the “Proxy Statement”). The Company (at the direction of the Special Committee) shall cooperate with Dimensional and Merger Sub in the preparation and filing by Dimensional and Merger Sub with the SEC, as promptly as reasonably practicable after the date of this Agreement, a Schedule 13E-3 under Rule 13e-3 under the Exchange Act (such Schedule 13-E-3, including any amendment or supplement thereto, the “Schedule 13E-3”). The Proxy Statement shall include the notice of meeting in the form required by Delaware law (including, without limitation, the notice of availability of dissenters’ rights). Each of the Company, Dimensional and Merger Sub agrees, as to itself and its Subsidiaries, to use its commercially reasonable efforts to ensure that the Proxy Statement and Schedule 13E-3 as filed by it will comply in all material respects with the applicable provisions of the Exchange Act. Dimensional agrees that none of the information supplied by it or any of its Subsidiaries for inclusion or incorporation by reference in the Proxy Statement or Schedule 13E-3, and the Company agrees that none of the information supplied by it for inclusion or incorporation by reference in the Proxy Statement or Schedule 13E-3, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.
     7.7 Filings; Other Actions; Notification.
     (a) Proxy Statement and Schedule 13E-3. Each of the Company (at the direction of the Special Committee) and Dimensional shall promptly notify the other parties hereto and the Special Committee of the receipt of all comments of the SEC with respect to the Proxy Statement and the Schedule 13E-3 and of any request by the SEC for any amendment or supplement thereto or for additional information. Each of the Company (at the direction of the Special Committee) and Dimensional shall promptly provide to the other parties hereto and the Special Committee copies of all correspondence between it and/or any of its Representatives and the SEC with respect to the Proxy Statement and Schedule 13E-3. The Company (at the direction of the Special Committee) and Dimensional shall each use all commercially reasonable efforts to provide prompt responses to the SEC with respect to all comments from the SEC received on the Proxy Statement and Schedule 13E-3, and the Company (at the direction of the Special Committee) shall cause the definitive Proxy Statement to be mailed to the Company’s stockholders as promptly as reasonably practicable after the date the SEC staff advises that it has no further comments thereon or that the Company may commence mailing the Proxy Statement.
     (b) Action by Dimensional. Dimensional agrees to use all commercially reasonable efforts to take or cause to be taken all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under this Agreement and applicable Law (in each case with the consultation and consent of the Special Committee, which shall not be unreasonably withheld, conditioned or delayed) to consummate and make effective the Merger and the other transactions contemplated by this Agreement, as soon as practicable, including preparing and filing as promptly as reasonably practicable all documentation to effect all necessary notices, reports and other filings, and to obtain as promptly as reasonably practicable all consents, registrations, approvals, permits and authorizations necessary or advisable to be obtained from any third party or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement; provided, however, that nothing in this Section 7.7(b) shall require, or be construed to require Dimensional in connection with receipt of any regulatory approval to proffer to, or agree or commit to, any prohibition, limitation, restraint, restriction or impairment with respect to any of the assets, properties, licenses, rights, operations or businesses of Dimensional or any of its Subsidiaries, or of the Company or any of its Subsidiaries, or any required sale, divestiture, transfer, license, lease, disposition of or encumbrance or hold separate (including by trust or otherwise) arrangement with respect to any of the assets, properties, licenses, rights, operations or businesses of Dimensional or any of its Subsidiaries, or of the Company or any of its Subsidiaries, or conduct the businesses of Dimensional or any of its Subsidiaries, or of the Company or any of its Subsidiaries, in a specified manner or otherwise limit the freedom of action, or agree to limit the freedom of action, with respect to any of the assets, properties, licenses, rights, operations or businesses of Dimensional or any of its Subsidiaries, or of the Company or any of its Subsidiaries, in such a manner that, individually or in the aggregate, materially and adversely affects the benefits to Dimensional and its Subsidiaries (including the Company and its Subsidiaries), taken as a whole, that Dimensional reasonably expected to derive from consummation of the Merger (an “Adverse Condition”); provided, however, for the avoidance of doubt, the definition of “Adverse Condition” shall exclude reasonable restrictions, limitations or conditions ordinarily imposed by an applicable Governmental Entity in similar transactions. Subject to applicable Law relating to the exchange of information, Dimensional and the Special Committee (on behalf of the Company) shall have the right to participate in all matters with any Governmental Entity in connection with any filing, report or application relating to this Agreement made or to be made with any Governmental Entity, and any responses to inquiries therefrom and any discussions therewith, provided that Dimensional, the Company and the Special Committee shall have the right to review in advance and, to the extent practicable, each will consult with the others on and consider in good faith the views of the others in connection with, all of the information relating to any of Dimensional or the Company, as the case may be, and any of their respective Subsidiaries (as applicable), that appears in any filing made with, or written materials submitted to, any third party and/or any Governmental Entity in connection with the Merger and the other transactions contemplated by this Agreement (including the Proxy Statement and Schedule 13E-3).
     (c) Information. The Company (at the direction of the Special Committee) and Dimensional shall, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, managers, managing members or directors, as applicable, officers and members or stockholders, as applicable, and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, Schedule 13E-3 or any other statement, filing, notice or application made by or on behalf of Dimensional, the Company or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Merger and the transactions contemplated by this Agreement.
     (d) Status. Subject to applicable Law and the instructions of any Governmental Entity, the Company, Dimensional and the Special Committee each shall keep the other apprised of the status of matters relating to completion of the transactions contemplated hereby, including promptly furnishing the other with copies of written notices or other written communications received by Dimensional, the Company or the Special Committee, as the case may be, or any of its Subsidiaries (as applicable), from any third party and/or any Governmental Entity with respect to the Merger and the other transactions contemplated by this Agreement. The Company shall give prompt notice to the Special Committee and Dimensional of any change, fact or condition that constitutes a Company Material Adverse Change, and each of Dimensional and the Special Committee shall give prompt notice to the others of any failure of any condition to any party’s obligations to effect the Merger. For the avoidance of doubt such notice shall not be deemed to cure a breach of the representations and warranties of the Company or Dimensional, as applicable, or limit in any manner the Company’s or Dimensional’s causes of action and remedies in Law and equity.
     7.8 Publicity. Until a Board Recommendation Change made in accordance with this Agreement, the Company, the Special Committee and Dimensional shall each consult with the other prior to issuing any press releases or otherwise making public announcements with respect to the Merger and the other transactions contemplated by this Agreement and prior to making any filings with any third party and/or any Governmental Entity (including Nasdaq or such other trading market on which the Company Common Stock is then listed or quoted) with respect thereto, except as may be required by Law or by obligations pursuant to any listing agreement with or rules of Nasdaq (or such other trading market on which the Company Common Stock is then listed or quoted) or by the request of any Governmental Entity.
     7.9 Fees and Expenses.
     (a) Except as otherwise provided in this Section 7.9, all fees, costs and expenses incurred in connection with this Agreement, the Merger and the other transactions contemplated by this Agreement shall be paid by the party incurring such fees, costs or expenses, whether or not the Merger is consummated.
     (b) In the event that this Agreement is terminated (i) by Dimensional, on the one hand, or the Company, on the other hand, pursuant to Section 9.2(b) (or is terminated by the Company pursuant to Section 9.2(c) at a time when this Agreement was terminable by Dimensional pursuant to Section 9.2(b)), or (ii) by Dimensional, on the one hand, or the Company, on the other hand, pursuant to Section 9.2(a), if (1) all of the conditions set forth in Sections 8.1 and 8.3 had been satisfied on or prior to the date set forth in Section 9.2(a) (other than those conditions that by their nature are to be satisfied by actions taken at the Closing), (2) Dimensional and Merger Sub stood ready and willing to consummate the transactions contemplated by this Agreement at such time, and (3) any condition set forth in Section 8.2 that is solely within the control of the Company was not satisfied when all of the other conditions set forth in Section 8.2 that are not solely within the control of the Company had been satisfied on such date (other than those conditions that by their nature are to be satisfied by actions taken at the Closing and those conditions the failure of which to be satisfied was caused by or resulted from the action or inaction of the Company), or (iii) by Dimensional pursuant to Section 9.4 (or is terminated by the Company pursuant to Section 9.2(b) or Section 9.3(b) at a time when this Agreement was terminable by Dimensional pursuant to Section 9.4), then, the Company shall pay to Dimensional an amount equal to the sum of Dimensional’s Expenses (not to exceed three hundred fifty thousand dollars ($350,000) in the aggregate) for which Dimensional has not theretofore been reimbursed by the Company in cash by wire transfer in immediately available funds, such payment to be made following such termination within two Business Days following delivery to the Company of notice of demand for such payment, which demand shall include reasonable documentation of such Expenses. For purposes of this Agreement, the term “Expenses” means, with respect to a party hereto, all reasonable, documented out-of-pocket expenses (including all reasonable fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto) incurred by a party or on its behalf in connection with or related to the sale process, including the authorization, negotiation, execution and performance of this Agreement and the transactions contemplated hereby.
     (c) The Company acknowledges and agrees that the agreements contained in this Section 7.9 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Dimensional would not have entered into this Agreement; accordingly, if any party fails to pay when due the amount payable pursuant to this Section 7.9, and, in order to obtain such payment, the owed party commences a suit that results in a judgment against the owing party for the amounts set forth in this Section 7.9, the owing party shall pay to the owed party its costs and expenses (including reasonable attorneys’ fees and expenses) incurred in connection with such suit, together with interest on the terms set forth in this Section 7.9, from the date such payment was required to be made until the date of receipt by the owed party of immediately available funds in such amount at the U.S. prime rate as listed in the Wall Street Journal, in effect on the date such payment was required to be made.
     7.10 Indemnification; Directors’ and Officers’ Insurance.
     (a) From and after the Effective Time, Dimensional shall, or shall cause, the Surviving Corporation to indemnify and hold harmless each present and former director and officer of the Company and its Subsidiaries (in each case, when acting in such capacity), determined as of the Effective Time (the “Indemnified Parties”), against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities (collectively, “Costs”) incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of matters existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company would have been permitted under Delaware Law, its certificate of incorporation and by-laws or any indemnification agreements in effect on the date hereof to indemnify such Person and the Surviving Corporation shall also advance expenses as incurred to the fullest extent that the Company would have been permitted under Delaware Law and its certificate of incorporation and by-laws in effect on the date hereof; provided that any determination required to be made with respect to whether an officer’s or director’s conduct complies with the standards set forth under the Company’s by-laws shall be made by independent counsel selected by the Indemnified Party (such independent counsel to be reasonably acceptable to the Surviving Corporation). For the avoidance of doubt, the rights and obligations with respect to indemnification and advancement of expenses set forth in this Section 7.10 shall apply to any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or in connection with (i) the transactions contemplated by this Agreement and (ii) actions to enforce this provision or any other indemnification or advancement right of any Indemnified Party.

     (b) Prior to the Effective Time, the Company shall cause, and if the Company is unable to do so, Dimensional shall cause, the Surviving Corporation as of the Effective Time to, obtain and fully pay the premium for the extension of the directors’ and officers’ liability coverage of the Company’s existing directors’ and officers’ insurance policies, and the Company’s existing fiduciary liability insurance policies (collectively, “D&O Insurance”), in each case for a claims reporting or discovery period of at least six (6) years from and after the Effective Time (the “Tail Policies”) from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ and officers’ liability insurance and fiduciary liability insurance with benefits and levels of coverage at least as favorable as the Company’s existing D&O Insurance with respect to matters existing or occurring at or prior to the Effective Time (including in connection with this Agreement or the transactions or actions contemplated hereby). If the Company and the Surviving Corporation for any reason fail to obtain such Tail Policies as of the Effective Time, the Surviving Corporation shall, and Dimensional shall cause the Surviving Corporation to, continue to maintain in effect for a period of at least six (6) years from and after the Effective Time the D&O Insurance in place as of the date hereof with benefits and levels of coverage at least as favorable as provided in the Company’s existing policies as of the date hereof, or the Surviving Corporation shall, and Dimensional shall cause the Surviving Corporation to, use reasonable best efforts to purchase comparable D&O Insurance for such six (6) year period with benefits and levels of coverage at least as favorable as provided in the Company’s existing policies as of the date hereof; provided, however, that in no event shall the Surviving Corporation be required to expend for any D&O Insurance required by this Section 7.10(b) an annual premium amount in excess of 200% of the annual premiums currently paid by the Company for such D&O Insurance; and provided further that if the annual premiums of such insurance coverage exceed such amount, the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding such amount.
     (c) If Dimensional or the Surviving Corporation or any of their successors or assigns (i) shall consolidate with or merge into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) shall transfer all or substantially all of its properties and assets to any Person, then, and in each such case, proper provisions shall be made so that the successors and assigns of Dimensional or the Surviving Corporation shall assume all of the obligations set forth in this Section 7.10.
     (d) The provisions of this Section 7.10 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties.
     (e) The rights of the Indemnified Parties under this Section 7.10 shall be in addition to any rights such Indemnified Parties may have under the certificate of incorporation or by-laws of the Company or any of its Subsidiaries, or under any applicable Contracts or Laws. All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto now existing in favor of any Indemnified Party as provided in the certificate of incorporation or by-laws of the Company or of any Subsidiary of the Company or any indemnification agreement between such Indemnified Party and the Company or any of its Subsidiaries shall survive the Merger and shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such Indemnified Party.
     7.11 Other Actions by the Company.
     (a) Takeover Statutes. If any state takeover statute or similar statute or regulation is or may become applicable to the Merger or the other transactions contemplated by this Agreement, the Company and the Company Board shall grant such approvals and take such actions as are necessary so that such transactions may be consummated as promptly as reasonably practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize the effects of such statute or regulation on such transactions.
     (b) Section 16 Matters. Prior to the Effective Time, the Company Board may adopt resolutions that specify (i) the name of each individual whose disposition of Shares (including Company Options and other derivative securities with respect to Shares) is to be exempted, (ii) the number of Shares (including Company Options and other derivative securities with respect to Shares) to be disposed of by each such individual, and (iii) that the approval is granted for purposes of exempting the disposition from Section 16(b) of the Exchange Act under Rule 16b-3(e) of the Exchange Act. The Company shall provide to counsel of Dimensional for its review a true and complete copy of such resolutions to be adopted by the Company Board prior to such adoption.
     (c) Tax Certificate. Immediately prior to the Closing, the Company may provide Dimensional a statement pursuant to Treasury Regulations Section 1.1445-2(c)(3) certifying that the capital stock of the Company is not a U.S. real property interest (as defined by the Code).
     7.12 Dimensional’s Vote.
     (a) Without limiting the effect of any vote or consent of Dimensional with respect to any Merger Sub Stock prior to the date hereof, Dimensional shall vote (or consent with respect to) or cause to be voted (or a consent to be given with respect to) any shares of Merger Sub Stock beneficially owned by it or with respect to which it has the power (by agreement, proxy or otherwise) to cause to be voted (or to provide a consent), in favor of the adoption and approval of this Agreement and approval of the Merger at any meeting of stockholders of Merger Sub at which this Agreement shall be submitted for adoption and approval and at all adjournments or postponements thereof (or, if applicable, by any action of stockholders of Merger Sub by consent in lieu of a meeting).
     (b) Dimensional shall vote or cause to be voted any Shares and Series A Preferred Stock beneficially owned by it or any of its Subsidiaries or with respect to which it or any of its Subsidiaries has the power (by agreement, proxy or otherwise) to cause to be voted, in each case as of the date hereof, in favor of the adoption and approval of this Agreement and approval of the Merger at any meeting of stockholders of the Company at which this Agreement shall be submitted for adoption and approval and at all adjournments or postponements thereof. With respect to such Shares and Series A Preferred Stock, Dimensional agrees that any action to adopt and approve this Agreement shall be made only at a duly convened meeting of stockholders of the

Company for such purpose and that neither Dimensional, nor any of its Subsidiaries shall act by written consent in lieu of a meeting to approve and adopt this Agreement or the transactions contemplated hereby.
     7.13 Continuation of the Special Committee. Dimensional and Merger Sub agree that, from and after the date of this Agreement, subject to applicable Law, at all times prior to the earlier of (i) the Closing or (ii) the termination of this Agreement, they shall not authorize their designees to the Company Board to terminate the existence of the Special Committee or materially change its duties or authority or its current membership (so long as its existing members are willing to serve and have not been removed for cause). Prior to the earlier of (x) the Closing or (y) the termination of this Agreement, Dimensional and Merger Sub shall not seek to remove the members of the Special Committee from the Company Board (other than in the case of removal for cause, as determined in good faith by the Company Board) and, should all the members of the Special Committee cease to so serve, Dimensional or Merger Sub shall not restrict the Company Board from causing the election of an individual or individuals to the Company Board who constitutes an “independent” director under the applicable Nasdaq rules (or the rules of such other trading market on which the Company Common Stock is then listed or quoted) and causing the appointment of such director or directors to be a member or members of the Special Committee, as the case may be.
     7.14 Employee Matters. With respect to any employee benefit plans of Dimensional or the Surviving Corporation in which any Company Employees covered by such employee benefit plans at the Effective Time (whether or not such covered employees have then satisfied waiting periods or other preconditions to participation under such plans) (collectively, the “Covered Company Employees”) first become eligible to participate on or after the Effective Time, and in which the Continuing Employees did not participate prior to the Effective Time (the “Post-Closing Plans”), Dimensional or the Surviving Corporation, as the case may be, shall: (i) waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Covered Company Employees and their eligible dependents under any Post-Closing Plans in which such employees may be eligible to participate after the Effective Time, except to the extent such pre-existing conditions, exclusions or waiting periods under the analogous pre-Effective Time employee benefit plan had not been satisfied or completed as of the Effective Time; (ii) provide each Covered Company Employee and his or her eligible dependents with credit for any co-payments and deductibles paid prior to the Effective Time under the analogous pre-Effective Time employee benefit plan in satisfying any applicable deductible or out-of-pocket requirements under any Post-Closing Plans in which such employees may            be eligible to participate after the Effective Time; and (iii) recognize all service of the Covered Company Employees with the Company and its Subsidiaries, and their respective affiliates, for all purposes (including, without limitation, purposes of eligibility to participate, vesting credit, entitlement to benefits, and, except with respect to defined benefit pension plans, benefit accrual) in any Post-Closing Plan in which such Covered Company Employees may be eligible to participate after the Effective Time, to the extent such service is taken into account under the applicable Post-Closing Plan; provided that the foregoing shall not apply to the extent it would result in duplication of benefits.

ARTICLE VIII
CONDITIONS
     8.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver at or prior to the Effective Time of each of the following conditions:
     (a) Stockholder Approval. This Agreement shall have been duly approved and adopted and the Merger shall have been duly approved by the Company Requisite Vote in accordance with applicable Law and the certificate of incorporation and by-laws of the Company.
     (b) Litigation. No court or other Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law that is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger (collectively, an “Order”).
     (c) No Restraints. There shall not be instituted or pending any suit, action or proceeding in which a Governmental Entity of competent jurisdiction is seeking an Adverse Condition, and no Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law deemed applicable to the Merger individually or in the aggregate resulting in, or that may result in, an Adverse Condition.
     8.2 Conditions to Obligations of Dimensional and Merger Sub. The obligations of Dimensional and Merger Sub to effect the Merger are also subject to the satisfaction or waiver by Dimensional at or prior to the Effective Time of the following conditions:
     (a) Representations and Warranties. Each of the representations and warranties of the Company contained in this Agreement shall be true and correct in all material respects, in each case, as of the date hereof and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty relates to an earlier date, in which case as of such earlier date), in each case, except to the extent that such representations and warranties are qualified by the term “material” or contain such terms as “Company Material Adverse Change,” in which case, such representations and warranties (as so written, including the term “material” or “Company Material Adverse Change”) shall be true and correct in all respects at and as of the Closing Date. Dimensional shall have received at the Closing a certificate signed on behalf of the Company by an executive officer of the Company to such effect.
     (b) Performance of Obligations of the Company. The Company shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, including, without limitation, the obligations of the Company under Section 4.3 hereof with respect to the Company Awards and other securities, and Dimensional shall have received a certificate signed on behalf of the Company by an executive officer of the Company to such effect.
     (c) Consents and Approvals. The consents and approvals of Governmental Entities and other Persons as set forth in Section 8.2(c) of the Company Disclosure Letter shall have been obtained or made, as the case may be, and shall have been obtained without the imposition of any term, condition or consequence the acceptance of which would constitute or may result in an Adverse Condition.
     (d) Dissenters Rights. The aggregate number of shares of the Company Common Stock at the Effective Time, the holders of which have properly exercised dissenter’s rights under Section 262 of the DGCL, shall not equal 4% or more of the shares of Company Common Stock outstanding as of the record date for the Stockholders Meeting.
     (e) No Material Adverse Change. No event or circumstance shall have occurred that constitutes a Company Material Adverse Change.
     (f) Subsidiary Stock Records. The Company shall have delivered to Dimensional shareholder records (including stockholder registers and share transfer ledgers) and certificates reflecting current ownership of all issued and outstanding shares of capital stock of each Subsidiary.
     8.3 Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the satisfaction or waiver by the Company (at the direction of the Special Committee) at or prior to the Closing Date of the following conditions:
     (a) Representations and Warranties. The representations and warranties of each of Dimensional and Merger Sub set forth in this Agreement shall be true and correct in all material respects, in each case, as of the date hereof and as of the Closing Date as though made on and as of such date and time (except to the extent that any such representation and warranty relates to an earlier date, in which case as of such earlier date), in each case, except to the extent that such representations and warranties are qualified by the term “material,” in which case, such representations and warranties (as so written, including the term “material”) shall be true and correct in all respects at and as of the Closing Date. The Company shall have received at the Closing a certificate signed on behalf of Dimensional and Merger Sub by an executive officer of each of Dimensional and Merger Sub, respectively, to such effect.
     (b) Performance of Obligations of Dimensional and Merger Sub. Each of Dimensional and Merger Sub shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and the Company shall have received a certificate signed on behalf of Dimensional and Merger Sub by an executive officer of each of Dimensional and Merger Sub, respectively, to such effect.
ARTICLE IX
TERMINATION
     9.1 Termination by Mutual Consent. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after the approval by the stockholders of the Company referred to in Section 8.1(a), by mutual written consent of the Company (at the direction of the Special Committee) and Dimensional.
     9.2 Termination by Either Dimensional or the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by either

Dimensional or the Company (at the direction of the Special Committee) if (a) the Merger shall not have been consummated by September 15, 2010 (the “Termination Date”), whether such date is before or after the date of approval by the stockholders of the Company referred to in Section 8.1(a), provided, however, that if either Dimensional or the Company determine that additional time is necessary in order to forestall any action to restrain, enjoin or prohibit the Merger by any Governmental Entity, the Termination Date may be extended upon written notice to the other party on or prior to September 1, 2010 to a date not beyond October 15, 2010, (b) the adoption and approval of this Agreement and approval of the Merger by the stockholders of the Company referred to in Section 8.1(a) shall not have been obtained at the Stockholders Meeting or at any adjournment or postponement thereof, or (c) any Order shall become final and non-appealable (whether before or after the approval by the stockholders of the Company referred to in Section 8.1(a)); provided that, in each case, the right to terminate this Agreement pursuant to this Section 9.2 shall not be available to any party that has breached in any material respect its obligations under this Agreement in any manner that shall have been the proximate cause of, or resulted in, the failure of a condition to the consummation of the Merger.
     9.3 Termination by the Company. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by the Company (at the direction of the Special Committee) if (a) there has been a breach of any representation, warranty, covenant or agreement made by Dimensional or Merger Sub in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that (i) Section 8.3(a) or 8.3(b) is incapable of being satisfied, or (ii) if capable of being cured, such breach shall not have been cured within (A) 30 calendar days following receipt of written notice from the Company of such breach or (B) any shorter period of time that remains between the date the Company provides written notice of such breach and the Termination Date, (b) the Special Committee effects a Board Recommendation Change in accordance with the terms of this Agreement, or (c) if all of the conditions set forth in Sections 8.1 and 8.2 have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing), and Dimensional and Merger Sub fail to consummate the transactions contemplated by this Agreement within two business days following the date the Closing should have occurred pursuant to Section 2.2 and the Company stood ready and willing to consummate the transactions contemplated by this Agreement during such period; provided, that during such period of two business days following the date the Closing should have occurred pursuant to Section 2.2, no party shall be entitled to terminate this Agreement pursuant to Section 9.2(a); provided, further, that in each case the Company shall not have the right to terminate this Agreement pursuant to this Section 9.3 if the Company is then in material breach of any of its covenants or agreements contained in this Agreement.
     9.4 Termination by Dimensional. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time by Dimensional if (a) there has been a breach of any representation, warranty, covenant or agreement made by the Company in this Agreement, or any such representation and warranty shall have become untrue after the date of this Agreement, such that (i) Section 8.2(a) or 8.2(b) is incapable of being satisfied, or (ii) if capable of being cured, such breach shall not have been cured within (A) 30 calendar days following receipt of written notice from Dimensional of such breach or (B) any shorter period of time that remains between the date Dimensional provides written notice of such breach and the Termination Date, (b) the Company Board (or the Special Committee, as applicable) shall have made a Board

     Recommendation Change (or publicly proposes to make a Board Recommendation Change), (c) the Company has failed to comply in any material respect with Section 7.3 (including the Company approving, recommending or entering into any proposed acquisition agreement in connection with or relating to any Acquisition Proposal in violation of Section 7.3), (d) the Company shall have failed to include in the Proxy Statement the Board Recommendation, or (e) if all of the conditions set forth in Sections 8.1 and 8.3 have been satisfied (other than those conditions that by their nature are to be satisfied by actions taken at the Closing), and the Company fails to consummate the transactions contemplated by this Agreement within two business days following the date the Closing should have occurred pursuant to Section 2.2 and Dimensional and Merger Sub stood ready and willing to consummate the transactions contemplated by this Agreement during such period; provided, that during such period of two business days following the date the Closing should have occurred pursuant to Section 2.2, no party shall be entitled to terminate this Agreement pursuant to Section 9.2(a); provided, further, that Dimensional shall not have the right to terminate this Agreement pursuant to this Section 9.4 if Dimensional or Merger Sub is then in material breach of any of its covenants or agreements contained in this Agreement.
     9.5 Effect of Termination and Abandonment. Notice of termination shall be given in writing to the other parties to this Agreement, specifying the provision or provisions of this Article IX pursuant to which such termination is made. In the event of a valid termination of this Agreement and the abandonment of the Merger pursuant to this Article IX, this Agreement shall become void and of no effect with no liability to any Person on the part of any party hereto (or of any of its Representatives or Subsidiaries) under this Agreement, other than the provisions of Section 7.9, this Section 9.5 and Article X, which provisions shall survive such termination; provided, however, and notwithstanding anything in the foregoing to the contrary, that except as otherwise provided herein, no such termination shall relieve any party hereto of any liability or damages to the other party hereto resulting from any fraud or willful or intentional material breach of this Agreement.
ARTICLE X
MISCELLANEOUS AND GENERAL
     10.1 Survival. This Article X and the agreements of the Company, Dimensional and Merger Sub contained in Article IV, Section 7.9 (Fees and Expenses) and Section 7.10 (Indemnification; Directors’ and Officers’ Insurance) shall survive the consummation of the Merger. This Article X and the agreements of the Company, Dimensional and Merger Sub contained in Section 7.9 (Fees and Expenses) and Section 9.5 (Effect of Termination and Abandonment) shall survive the termination of this Agreement. All other representations, warranties, covenants and agreements in this Agreement shall not survive the consummation of the Merger or the termination of this Agreement.
     10.2 Modification or Amendment. Subject to applicable Law, at any time before or after the Effective Time, the parties hereto may modify or amend this Agreement, by written agreement executed and delivered by duly authorized officers of the respective parties; provided, however, that after approval of the Merger by the stockholders of the Company, no amendment to this Agreement may be made which under applicable Law or any applicable listing and corporate governance rules and regulations applicable to the Company (including Nasdaq or such other trading market on which the Company Common Stock is then listed or quoted) further approval by the stockholders of the Company is required, unless such further stockholder approval is so obtained.
     10.3 Waiver of Conditions. The conditions to each of the parties’ obligations to consummate the Merger are for the sole benefit of such party and may be waived by such party in whole or in part to the extent permitted by applicable Law.
     10.4 Counterparts. This Agreement may be executed in any number of counterparts, each such counterpart being deemed to be an original instrument, and all such counterparts shall together constitute the same agreement.
     10.5 Governing Law and Venue; Waiver of Jury Trial; Specific Performance.
     (a) This Agreement shall be deemed to be made in and in all respects shall be interpreted, construed and governed by and in accordance with the Law of the State of Delaware without regard to the conflicts of Law principles thereof. The parties hereby (i) irrevocably submit to the personal jurisdiction of the Delaware Court of Chancery or any court of the State of Delaware (and if, and only if, such courts do not have jurisdiction, the Federal courts of the United States of America located in the State of Delaware) solely in respect of the interpretation and enforcement of the provisions of this Agreement and of the documents referred to in this Agreement, and in respect of the transactions contemplated hereby, (ii) waive, and agree not to assert, as a defense in any action, suit or proceeding for the interpretation or enforcement hereof or of any such document, that it is not subject thereto or that such action, suit or proceeding may not be brought or is not maintainable in said courts or that the venue thereof may not be appropriate or that this Agreement or any such document may not be enforced in or by such courts, (iii) irrevocably agree that all claims with respect to such action or proceeding shall be heard and determined in the Delaware Court of Chancery or any court of the state of Delaware (and if, and only if, such courts do not have jurisdiction, the Federal courts of the United States of America located in the State of Delaware), and (iv) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the Delaware Court of Chancery or any court of the State of Delaware, and in, and only if such courts do not have jurisdiction, the federal courts of the United States located in the State of Delaware. The parties hereby consent to and grant any such court jurisdiction over the person of such parties and, to the extent permitted by Law, over the subject matter of such dispute and agree that mailing of process or other papers in connection with any such action or proceeding in the manner provided in Section 10.6 or in such other manner as may be permitted by Law shall be valid and sufficient service thereof.
     (b) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY CERTIFIES AND

ACKNOWLEDGES THAT (i) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (ii) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (iii) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (iv) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.5.
     (c) The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Court of Chancery of the State of Delaware, this being in addition to any other remedy to which such party is entitled at Law or in equity.
     10.6 Notices. Any notice, request, instruction or other document to be given hereunder by any party to the others shall be in writing and delivered personally or sent by nationally recognized overnight delivery service (delivery fee prepaid), or by facsimile:
If to Dimensional or Merger Sub:

Dimensional Associates, LLC
1091 Boston Post Road
Rye, NY 10580
Attention: Joseph D. Samberg, Managing Member
fax: 914-921-4305
phone: 914-921-3030

with a copy (which does not constitute notice) to:

Sonnenschein Nath & Rosenthal LLP
1221 Avenue of the Americas
New York, NY 10020
Attention: Glen W. Roberts, II, Esq.
Tom Hanley, Esq.
fax: 212-768-6800
phone: 212-768-6803
If to the Company or the Special Committee:
The Orchard Enterprises, Inc.
23 East 4th Street, Third Floor
New York, NY 10003
Attention: Michael Donahue
fax: 212-201-9203
phone: 212-201-9280

with a copy (which does not constitute notice) to:
Patterson Belknap Webb & Tyler LLP
1133 Avenue of the Americas
New York, New York 10036
Attention: John P. Schmitt, Esq.
fax: 212-336-2222
phone: 212-336-2000
and a copy (which does not constitute notice) to:
Chadbourne & Parke LLP
30 Rockefeller Plaza
New York, NY 10112
Attention: Sey-Hyo Lee, Esq.
fax: 212-541-5369
phone: 212-408-5100
or to such other persons or addresses as may be designated in writing by the party to receive such notice as provided above. Any notice, request, instruction or other document given as provided above shall be deemed given to the receiving party upon actual receipt, if delivered personally; upon confirmation of successful transmission if sent by facsimile; or on the next Business Day after deposit with an overnight courier, if sent by an overnight courier.
     10.7 Entire Agreement. This Agreement, the Company Disclosure Letter and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements, understandings, representations and warranties both written and oral, among the parties, with respect to the subject matter hereof. EACH PARTY HERETO AGREES THAT, EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN THIS AGREEMENT, NEITHER DIMENSIONAL AND MERGER SUB NOR THE COMPANY MAKES ANY OTHER REPRESENTATIONS OR WARRANTIES, AND EACH HEREBY DISCLAIMS ANY OTHER REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OR AS TO THE ACCURACY OR COMPLETENESS OF ANY OTHER INFORMATION, MADE BY, OR MADE AVAILABLE BY, ITSELF OR ANY OF ITS REPRESENTATIVES, WITH RESPECT TO, OR IN CONNECTION WITH, THE NEGOTIATION, EXECUTION OR DELIVERY OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE OTHER OR THE OTHER’S REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING.
     10.8 No Third-Party Beneficiaries. Except as provided in Section 7.10 (which is intended for the benefit of the Indemnified Parties), Dimensional and the Company hereby agree that their respective representations, warranties and covenants set forth herein are solely for the benefit of the other party hereto, in accordance with and subject to the terms of this Agreement, and this Agreement is not intended to, and does not, confer upon any Person other than the parties hereto any rights or remedies hereunder, including, without limitation, the right to rely upon the representations and warranties set forth herein. The parties hereto further agree that the rights of third-party beneficiaries under Section 7.10 shall not arise unless and until the Effective Time occurs. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 10.3 without notice or liability to any other Person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, Persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.
     10.9 Obligations of Dimensional and of the Company. Whenever this Agreement requires a Subsidiary of Dimensional to take any action, such requirement shall be deemed to include an undertaking on the part of Dimensional, to cause such Subsidiary to take such action. Whenever this Agreement requires a Subsidiary of the Company to take any action, such requirement shall be deemed to include an undertaking on the part of the Company to cause such Subsidiary to take such action and, after the Effective Time, on the part of the Surviving Corporation to cause such Subsidiary to take such action. Whenever this Agreement requires the Company to take any action at the direction of the Special Committee, then such action (including any such action required by this Section 10.9) shall only be taken at the direction of the Special Committee.
     10.10 Severability. The provisions of this Agreement shall be deemed severable and the invalidity or unenforceability of any provision shall not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision shall be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision, and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances shall not be affected by such invalidity or unenforceability, nor shall such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.
     10.11 Assignment. This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns. No party may assign either this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of the other parties, except that Dimensional may assign its rights and delegate its obligations hereunder to its affiliates as long as Dimensional remains ultimately liable for all of Dimensional’s obligations hereunder. Any purported assignment in violation of this Section 10.11 shall be void.
[Signatures on Next Page]

     IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officers of the parties hereto as of the date first written above.

THE ORCHARD ENTERPRISES, INC.
By:	/s/ Brad Navin
	Name:	Brad Navin
	Title:	Chief Executive Officer

DIMENSIONAL ASSOCIATES, LLC By: JDS Capital, L.P., its Manager

By: JDS Capital Management, LLC,
its General Partner

By:	/s/ Joseph D. Samberg
	Name:	Joseph D. Samberg
	Title:	Managing Member

ORCHARD MERGER SUB, INC.
By:	/s/ Daniel C. Stein
	Name:	Daniel C. Stein
	Title:	President

[Signature Page to Merger Agreement]